Annual Report 2002

EARNING THE RIGHT TO GROW

Financial Highlights

Year ended June 30 (Dollars in thousands except per share data)	2002	2001	2000
Operating Performance			
Net Sales	$1,583,742	$1,807,880	$1,866,578
Net (Loss) Income[1]	(211,906)	53,288	51,710
Diluted (Loss) Earnings per Share	(6.70)	1.73	1.70
Net Income (excluding special charges and goodwill amortization)	61,581	85,582	83,887
Diluted Earnings per Share (excluding special charges and goodwill amortization)	1.95	2.79	2.78
Free Operating Cash Flow[2]	122,025	131,854	137,965
Return on Average Invested Capital[3]	6.8%	8.5%	8.4%
Financial Condition			
Total Assets	$1,523,611	$1,825,442	$1,941,121
Total Debt, Including Capital Leases	411,367	607,116	659,242
Total Shareowners' Equity	713,962	798,769	780,254
Total Debt to Total Capital	36.2%	42.9%	45.8%
Other Data			
Capital Expenditures	$ 44,040	$ 59,928	$ 50,663
Research and Development	18,349	18,930	19,246
Number of Employees	11,660	12,570	13,210
Stock Information			
Market Price per Share – High	$ 43.00	$ 37.37	$ 33.88
Market Price per Share – Low	28.43	21.18	19.13
Dividends per Share	0.68	0.68	0.68
Shares Outstanding	34,810	30,841	30,623
Number of Shareowners	3,213	3,423	2,898

Net Sales

(millions of dollars)



02 $1,584
01 $1,808
00 $1,867

Diluted Earnings Per Share

(excluding special charges and goodwill amortization)



02 $1.95
01 $2.79
00 $2.78

Total Debt to Total Capital

(percentage)



02 36.2%
01 42.9%
00 45.8%

Free Operating Cash Flow

(millions of dollars)



02 $122.0
01 $131.9
00 $137.0

[1] Includes the non-cash goodwill impairment charge of $250.4 million incurred due to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets."

[2] Free operating cash flow (FOCF) is defined as funds from operations minus capital expenditures, plus the change in working capital (excluding changes in cash, marketable securities available-for-sale and short-term debt). Funds from operations is defined as net income from continuing operations plus depreciation, amortization, deferred income taxes and other non-cash items. Cash flows from operating activities, as defined by accounting principles generally accepted in the United States (GAAP), is used to measure cash flow generation. While FOCF is not a GAAP alternative measure of cash flow and may not be comparable to other similarly titled measures of other companies, we believe FOCF is a meaningful measure of our cash flow.

[3] Calculated using pre-interest, after-tax earnings (loss) and average debt, minority interest and shareowners' equity.

KENNAMETAL INC. ASPIRES TO BE THE PREMIER TOOLING SOLUTIONS SUPPLIER IN THE WORLD WITH OPERATIONAL EXCELLENCE THROUGHOUT THE VALUE CHAIN AND BEST-IN-CLASS MANUFACTURING AND TECHNOLOGY. THE COMPANY PROVIDES CUSTOMERS A BROAD RANGE OF TECHNOLOGICALLY ADVANCED TOOLS, TOOLING SYSTEMS AND ENGINEERING SERVICES AIMED AT IMPROVING CUSTOMERS' MANUFACTURING COMPETITIVENESS. WITH APPROXIMATELY 12,000 EMPLOYEES WORLDWIDE, KENNAMETAL IS REPRESENTED IN MORE THAN 60 COUNTRIES.

Fellow Shareowners

In 2002, we continued to execute our strategy to unlock Kennametal's full potential, and made considerable progress toward our objective of becoming the world's premier tooling solutions supplier. We sustained our focus on both the balance sheet and income statement, and while we were not satisfied with our sales and earnings, we were quite pleased with our performance in the context of a very difficult environment.

Global economic conditions unquestionably made 2002 a difficult year. In fact, the manufacturing sector has been contending with an acute recession for almost two years. Not only did the anticipated recovery in the U.S. economy not occur, the continued weakness was exacerbated by significant declines in the European economies. Corporate governance crises and accounting scandals further damaged business confidence in an already soft market. These drove corresponding stock market declines that extended existing reluctance to increase capital investment.

In many ways, therefore, we had an unprecedented confluence of negative events, and we were clearly disappointed with the pressure this environment placed on our earnings performance. Against this backdrop I feel very good about how we've handled ourselves and how we have positioned the company for the long term.

Some of our accomplishments in 2002 included continued strong cash flow, a steady stream of new products, and significant investment in the development of our organization and our people. We also completed the repositioning of our catalog company, J&L Industrial Supply, and made several promising university alliances. We are particularly proud of our very successful refinancing effort and the smooth auditor transition from Arthur Andersen to PricewaterhouseCoopers.

While we acted to mitigate the short-term issues, we did not neglect the long term. I am very proud of our Kennametal employees around the world. We continued to execute our strategy and perform well in a tough economic environment. In short, we continued to Earn the Right to Grow.

Earning the Right to Grow Three years ago I committed to position Kennametal for growth. In order to realize our ultimate goal of sustainable organic and acquired growth we needed to build the structure, systems and management team to support profitable growth over the long term. After three years of hard work, Kennametal has enhanced its reputation as a fundamentally solid and credible company, with first-rate management and continued conservative accounting methods that present an accurate and honest representation of our company.

Increase Cash Flow and Improve Balance Sheet An increased focus on cash generation, including the introduction of a formal "Cash Max" program, unlocked Kennametal's cash potential. Generating free operating cash at a rate more than double the level of net operating income allowed us to reduce debt by more than 50 percent, or $450 million, and the primary working capital to sales ratio from 35 percent to 28 percent in the past three years. With systems in place to ensure continued consistent cash generation and a significantly stronger balance sheet, our company has much more flexibility to capitalize on profitable growth opportunities – as evidenced by the acquisition of Widia.



Markos I. Tambakeras
Chairman, President
and Chief Executive Officer
Shareowner

Revenues by Business Segment


Advanced Materials Solutions Group 19%
J&L Industrial Supply 14%
Full Service Supply 10%
Metalworking Solutions & Services Group 57%

Streamline Cost and Organizational Structure A successful manufacturing company must drive costs down year after year. In the past three years we have repositioned Kennametal to achieve that objective. A new organizational structure based on global business units utilizing shared services permanently removed layers and cost. Restructuring as necessary within each of the business units also decreased costs and reduced our break-even points. Having streamlined our cost and organizational structures, we will utilize lean programs to provide cost competitiveness on an ongoing basis.

Growth and Strategy Sustainability We have not neglected investment in sustainable growth while engaged in repositioning the company. New product development has been refocused and made more efficient as demonstrated by an increase in the percent of sales from new products to 35 percent, from just 17 percent less than three years ago. The strength and depth of our management team has been enhanced through active recruitment of new talent, development of existing talent and the transformation of the compensation systems to reward performance, not just effort. In addition to increased marketing investments, we are transforming our sales model to better address customer needs. All of these efforts were made in the midst of both restructuring efforts and a lengthy manufacturing recession, and we expect they will generate substantial growth far into the future.

2002 Accomplishments on the Path to Growth

Restructuring Our Current Businesses Last year we brought JLK Direct Distribution Inc. back into Kennametal, and separated the business into two units: J&L Industrial Supply, a catalog business, and Full Service Supply, an integrator. Both of those businesses now have new management and have been completely restructured. They are each extremely well positioned for future growth in industrial manufacturing.

The electronics business in the Advanced Materials Solutions Group business unit has been repositioned in response to significant changes in the telecom and personal computer industries. In fact, we have moved the manufacturing off shore, including initiating production in China. We also concluded the restructuring of the industrial products group in our metalworking unit.

With these actions, we are confident that we have configured the company appropriately for the future. Therefore, in order to preserve key staffing, we took several short-term cost actions in addition to restructuring to manage through the current downturn. Our employees demonstrated a notable depth of spirit and character as they shouldered the burden of financial sacrifice to preserve the jobs necessary for us to respond rapidly to an economic rebound.

Kennametal Lean Enterprise In 2002 we formalized our lean initiatives with the launch of the Kennametal Lean Enterprise. We implemented 300 projects during the year, and realized savings in excess of $11 million. To direct the adoption of lean practices in every Kennametal operation around the world, we established a core team of experienced internal global consultants. We have instituted a process for the identification and global sharing of best practices. Lean is vital to our future competitiveness – it is our mechanism to offset inflationary pressures and raise productivity consistently year in and year out. Moreover, we believe we have only scratched the surface of the potential benefits of becoming Lean.

Operating Income by Business Segment
(excluding special charges)


Advanced Materials Solutions Group 22%
J&L Industrial Supply 6%
Full Service Supply 2%
Metalworking Solutions & Services Group 70%

Continued Success at Cash Flow Generation and Debt Reduction We were particularly pleased to continue to deliver against our balance sheet and cash flow objectives despite the weak industrial manufacturing environment. Total debt was reduced 32 percent, or about $200 million year-over-year, including approximately $120 million from the issuance of equity. Notably, our free operating cash flow again exceeded $100 million, at $122 million, despite a decline in earnings. This achievement means that we have delivered more than $450 million in cumulative free operating cash flow in the past three years. This important benchmark of financial performance demonstrates the fundamental strength of our businesses, our implementation of effective systems to manage financial resources, and our ability to manage for cash generation in difficult times.

Growth – The Widia Acquisition The strategic acquisition of Widia was a result of our systematic efforts to earn the right to grow, balance our global revenues more evenly between domestic and international markets and further strengthen our already undisputed number two global market share position in metalworking. Due to the improvements that we have made to the balance sheet, organizational structure and management team, we are well positioned to take advantage of this compelling opportunity.

This acquisition is the perfect fit at the right price. Obtaining a leading maker of metalworking brands in Europe, and the number one supplier in India, is of great strategic importance to our business. The strong strategic fit will allow us to leverage our core competencies and to fulfill a fundamental component of our value proposition, which is to improve our customers' competitiveness with superior products and technical support around the world. The combination of Kennametal and Widia is good for our customers, our shareowners, our employees and the industry as a whole.

To assure a rapid start, we actively advanced our integration plans prior to the close of the sale. I remain confident that we will accomplish our objectives within the 12-month time frame to which we originally committed. Our integration teams are now in place on the ground in Europe and in India, and they include key members from both our U.S. and European operations. In fact, the team leader was one of the leaders of the highly successful Hertel integration following its acquisition in Germany eight years ago.

Capitalization Finally, in addition to Widia, we completed a very successful refinancing of the company. We issued 3.5 million shares of common stock, $300 million of senior unsecured notes and secured a new three-year revolving credit facility, all at very attractive terms. These transactions represent a significant upgrade of our capital structure and reflect the strong credit story the company has developed over the past three years.

Revenues by Geography


North America 73%
Europe 21%
Rest of World 6%

Geographic revenue mix will shift with the addition of Widia sales in 2003.

Fiscal 2003 Growth Focus Despite positive macro-economic indicators in the United States, Europe and Asia that indicate the potential for increased industrial activity, we have not yet seen sustained signs of increased demand in most of our customer markets, and the environment has not significantly improved.

The manufacturing recovery is occurring more slowly and appears further out than anyone had anticipated, while the strength of the recovery remains a key question.

Regardless of the timing and strength of the recovery, we will continue to execute our strategy. We are very confident that we have durable systems in place to sustain focus and improvement in primary working capital, cash generation, debt reduction, product development and lean processes.

The systems and processes we have built to sustain our progress now comprise the Kennametal Value Business System (KVBS) – a formal system built around our people, our values and our code of ethics. KVBS has six engines including Strategic Planning, Performance Planning & Management, Kennametal's Lean Enterprise, the ACE Product Development Process, Mergers & Acquisitions System – and to be added in fiscal 2003, Business Intelligence and Customer Acquisition.

With this foundation, our focus for fiscal 2003 will be in three key areas:

Growth Regardless of market conditions, we remain focused on gaining market share with new products, further penetration of existing accounts, moving into adjacent markets and expanding our geographic reach. These organic growth efforts will be augmented by the successful integration of Widia.

Lean Kennametal's Lean Enterprise is our process for perpetual value creation through continuous improvement and the elimination of waste, and will be aggressively advanced in 2003.

People The greatest strength of our company is our people and we remain focused on their development. We substantially raised our investment in training and development to 1.5 percent of sales in 2002, and are targeting a minimum of 2 percent of sales in 2003. A leadership-training curriculum is being added to the technical program offered by Kennametal University, which will provide focused leadership, sales and marketing development to our employees. We demand very high levels of performance and we have accelerated our investment in the training and tools to support the requisite strong results.

I wish to acknowledge the contributions of every member of our Board of Directors, and particularly Bill Newlin for his six years of service as Chairman. He has provided me considerable support during my three years here, and I look forward to working with him in his new role as lead director. We are also happy to welcome our newest director, Ronald M. DeFeo, Chairman, President, Chief Executive Officer and Chief Operating Officer, Terex Corporation, and look forward to benefiting from his insight in years to come. We continue to focus on the proper composition and size of our Board to ensure proper service to the company and to you, our shareowners.

VALUES >> INTEGRITY >> PERFORMANCE DRIVEN >> CUSTOMER FOCUS >> INNOVATION >> PEOPLE FOCUS >> COMPETITIVENESS >> [illegible]

Kennametal's management and Board of Directors take our roles as fiduciaries and representatives of the shareowners very seriously. The new corporate governance requirement that independent directors compose a majority of the company's board has been and will remain the practice of Kennametal. We have always put integrity and ethical behavior first in every facet of our business practices, and we always will.

In closing, I want to thank our employees who are undisputedly this company's greatest asset. The past year's success is the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. We are very fortunate to have this group of dedicated employees whose sacrifices and passion are shaping Kennametal.

As always, we appreciate your confidence and will continue to work hard to earn and keep your trust.

Sincerely,

Markos I. Tambakeras
Chairman, President
and Chief Executive Officer
Shareowner

GROWTH

[illegible]

Over the past three years we have increased our competitive strengths and laid the foundation for sustained profitable growth. We are committed to growing faster than our markets and to that end are cultivating a passionate mindset and culture of growth. The Kennametal Lean Enterprise, and continued development of our people, will help provide the resources, skills and vision to support our sustained growth efforts.

We have consistently noted that we will grow both organically and through disciplined acquisition. Organically, innovation will continue to underpin the expansion of sales in our current core markets as well as leverage our expertise into adjacent markets. In fiscal 2003 innovation through new product development is expected to deliver our target of 40 percent of sales from new products. These efforts will be strongly complemented by the highly strategic acquisition of Widia, with leading metalworking brands in Europe and India.

In an industry where R&D, market reach and scale are increasingly important, obtaining Widia was pivotal to securing our position as a leader in the metalworking global marketplace. Widia fits precisely in our core metalworking business as a very similar, familiar business that we understand and know how to manage. Like Kennametal, this business has strong brands with a long history of success, a strong focus on new product development (37 percent of sales), and engineered products in addition to metalworking.

Widia also strategically complements our current geographic strengths. Our geographic exposure is now better balanced, with our metalworking sales now split 50/50 domestic/international, from 65/35. In addition to enhancing our European presence, it makes us the market leader in the fast growing, emerging market economy of India. Importantly, Widia India's domestic platform will serve as a launch pad for global expansion, especially into non-Japan Asia, with India's cost-effective manufacturing supporting global growth. In addition, we will benefit from India's highly skilled, cost-effective professionals to support our increased engineering and product development efforts. We look forward to partnering with Widia customers, including Hero Honda in India (pictured), to deliver increased value.

In addition to Widia, we are making minority investments in emerging new material companies to gain access to adjacent markets that could fuel accelerated growth in the future.


37%


151%
productivity improvement

Our process for perpetual value creation

Kennametal's transformation to lean has been particularly accelerated at our Orwell, Ohio, insert plant. **Orwell has accepted the notable challenge of becoming a model lean location to provide a template for Kennametal's other global locations.** The transformation at Orwell includes dealing with the demanding pace of lean projects completed in just five days – projects that often completely disrupt and change the workflow, people and machines utilized in the targeted process. The projects are required to deliver aggressive improvements, meeting targets that include: a 25 percent increase in productivity, a 50 percent decrease in floor space, and a 50 percent decrease in work-in-process (WIP). Overcoming a fear of change can be painful, but the impressive results that are being produced are winning daily converts of employees who have seen their production rates soar, and scrap/rework rates plummet. *In the production process pictured here,* lean projects resulted in a 151 percent productivity improvement, lead-time reduction of 67 percent, a 43 percent decline in WIP, decreased part travel distance of 28 percent, and significant quality improvements due to a 35 percent reduction in material handling.

We are translating the lean principles of value creation and customer responsiveness into a total business strategy. At an individual level it represents the emergence of a knowledgeable, multi-functional, entrepreneurial and empowered work force. At the process level it is a methodology to lower inventories, streamline cost structures, free up floor space to expand the business without increased fixed costs, increase return on invested capital and shorten customer lead times. For our customers it enhances quality, delivery and responsiveness. Our Lean Enterprise goal is to eliminate all forms of waste throughout Kennametal, as defined by unnecessary complexity, activities and transactions that do not add value to internal or external customers.

Over the next year we will continue to increase the velocity of our Lean Enterprise initiative. We anticipate exceeding 500 focused improvement events that will continue to enhance customer value and continually reduce cost. Through the ongoing improvement efforts of our employees we are targeting an additional $10 million to $15 million in cost savings and $20 million to $25 million in inventory reductions.

PEOPLE

We are continuing to cultivate a performance culture through a focus on talent management and development combined with consistent measurement and feedback, and with rewards closely tied to performance. We have doubled our investment in training and development and have qualified virtually all of our supervisors/managers and individual contributor salaried employees in our formal Performance Planning and Management process. We have also expanded business literacy training, with a particular focus on sales, marketing and financial skills. Plans for fiscal year 2003 include expanded supervisory, leadership and sales training. **Kennametal is becoming a learning organization with significant ongoing investment in people development.**

For example, in our Nabburg, Germany plant (pictured here), **a central information center has been created to help employees learn the business and continuously improve performance, and contains a wealth of information and feedback.** The center includes graphic depictions of stretch goals and measured performance against them. There is important technical information on new-product introductions and updates on customers' feedback from quarterly visits. The Center also contains PCs with Intranet access to all relevant technical and informational programs, allowing employees to efficiently answer questions.

Inside the information center, two focal areas are exclusively dedicated to results of lean projects, and the three-month plan of upcoming projects. **An employee skills qualification matrix and a schedule of upcoming training programs provide employees the opportunity to proactively improve their own applicable skills.**

In addition, the daily efficiency of each operation is clearly measured and posted, as are shift and vacation plans, all designed to reinforce the connection between demands on the focused factory and the need to change shift schedules or planned days off within the team and foster teamwork.

In fiscal 2003, we will intensify our focus on re-energizing our workforce through continued talent development and a learning focus. This will include development and delivery on the promise of Kennametal University (KU) by creating the Kennametal University Leadership Institute under the KU umbrella. Utilizing the infrastructure and distinguished reputation of KU, a more formal and disciplined set of leadership-training programs will be built to complement the current technical courses. Our increased investment in training includes an annual target of 20+ hours of training for every salaried employee, as we continue to propel the organization to become a market-driven company.



Kennametal At a Glance





Metalworking Solutions & Services Group

Key Products and Services
A comprehensive selection of metalcutting tools, tooling systems and accessories engineered to last longer, cut faster and increase manufacturing productivity.

- Turning, threading, grooving and cutoff tools. Inserted face and end mills, solid carbide end mills. Inserted and solid carbide drills. Quick-change tooling systems.
- Application support and simultaneous engineering services. Optimization programs for machine tool utilization delivering set-up reduction and increased productivity. Cost reduction through tool management programs, including ToolBoss.

Markets
A wide variety of industries that cut and shape metal parts including automotive, aerospace, heavy off-road equipment, energy, medical, bearing, machine tool industry and light engineering

Major Brands
Kennametal, Kennametal Hertel, Cleveland Twist Drill, Chicago Latrobe, Greenfield Tap & Die, Hanita, Circle Tool, Metal Removal, RTW, Putnam, Metcut and Widia





Advanced Materials Solutions Group

Key Products and Services
Impact and wear resistant tools and components of cemented carbide or other advanced materials for non-metalcutting applications:

- Custom cutting and drilling systems for underground and surface mining, trenching and road rehabilitation. Wear applications for ground engagement with snowplow/scarifier/grader blades, agriculture implements and cast carbide wear pads.
- Components for bits used in oil and gas drilling, quarries, foundations and water wells, including cutting structures, nozzles and hardfacing rod; polycrystalline diamond substrates and anvils; API ball and seats, flow control and valve trim; and matrix, thermal spray, hot press and other metallurgical powders.
- Ultra small drills (down to 0.004"), routers and endmills for printed circuit boards.
- Wide variety of wear parts for general industry.

Markets
Non-metalcutting applications where extremes of abrasion, corrosion or thermal shock, mechanical shock or compressive strength require advanced material solutions.

Underground and surface mining, road rehabilitation, trenching, quarrying, foundation drilling, water well drilling, recycling and agricultural.

Oil and gas exploration, production, transmission, refining and petrochemical processing.

Printed circuit board manufacturing.

General industry including tool and die makers, steel mills, electronic stamping, synthetic diamond manufacturers, etc.

Major Brands
Kennametal, KMT, RTW, Hertel, A-1 Carbide, Kemmer Prazision, Boride, Carbidie, Carmet, TCM, NHF



J&L Industrial Supply

Key Products and Services
A full range of metalworking products and supplies including high speed cutting tools, carbide cutting tools, abrasives, precision measuring equipment, machinery, hand tools, safety products, machine tool accessories and other supplies used in metal cutting and finishing operations.

Markets
Manufacturing companies that cut and finish metal products including job shops, mold makers, tool and die, metal fabricators, machine builders and transportation.

Major Brands
Kennametal, Greenfield, Cleveland, Hanita, Putnam, Circle, 3M, Norton/St. Gobain, Jet, Stanley, Mitutoyo, Hertel, Interstate and Lenox/American Saw



Full Service Supply

Products and Services
Complete indirect material supply chain management to large and medium metalworking plants. Committed to deliver world-class product availability and quality, with cost savings. Related services include tool crib management and engineering application services tailored to specific customer requirements. Recognized leader in generating customer cost savings through use of both administrative streamlining (Lean) and technical application techniques.

Markets
Integrated Supply and Commodity Management market for cutting tools, abrasives and indirect materials. Programs under contract at over 200 plants in the United States and Canada.

Major Brands
All brands expected by customer, which necessitates relationships with over 2,000 suppliers each year. Kennametal-owned companies supply approximately 20 percent of products sold by FSS.

Competitive Advantages
The broadest product offering in the industry with a focus on tooling solutions supported by the most highly trained and technically oriented sales force. The Advanced Engineering Group provides engineered solutions for the highly specialized requirements of the automotive, aerospace and heavy off-road equipment industries. First to market breakthrough solutions such as KM Micro tooling which is delivering record set-up cost reductions to the Swiss machining industry.

Exciting New Products and Technologies
KM Micro – Revolutionary quick-change tooling breakthrough in Swiss style machining industry. The KC9110 and KC9125 grades are setting the new global industry standard for turning steels.

A4 Groove-Turn Tooling, KSSM face mills, solid carbide end mills, NGE (inserted) end mills, High-Temp Program, Fix-Perfect Cast Iron Program, and Fix-Perfect Aluminum Program.

Competitive Advantages
Value-added solutions provided to improve customers' competitiveness. Experts in powder metallurgy and manufacture/application of cemented tungsten carbide and other hard materials. Extensive application knowledge and thorough understanding of wide range of industrial processes involving cutting, wear, corrosion, mechanical shock, thermal shock and compressive strength. Trained field experts offer job site productivity consulting.

Fast quote turnarounds, focused and flexible manufacturing units, rapid proto-typing, event analysis, application engineering and joint R&D services.

Products incorporating leading technology delivered on time with superior quality. Major manufacturing plants certified under ISO9001 & ISO9002 global quality standards.

Exciting New Products and Technologies
Seeks to continually broaden product and customer base through new products, new processes and new material solutions, including investments and partnerships with early stage companies, with strategic customers and acquisitions of established enterprises. Recent product introductions include center feed disks for the aggregates industry and seal rings for concrete pumps.

Competitive Advantages
Only national catalog distributor with pure metalworking focus. Best-in-class catalog contains broad, deep offering featuring best brands and supported by state-of-the-art call center technology. Product savvy customer service representatives and the best technical support in the industry are key advantages versus MRO catalog distributors. Nationwide next day delivery at ground rates and extended ordering hours.

Exciting New Services
Throughout the United States, customer orders placed between 7 a.m. – 8 p.m. EST ship the same day for next day delivery at no additional cost.

Competitive Advantages
Uniquely positioned to deliver not only leading supply chain management processes, but best-in-class technical application expertise. Strength in technical application, which originated from Kennametal's core competencies in that area, combined with robust and proven cost savings methodology, permits FSS to be recognized as the leader in cost savings generation in the industry.

Exciting New Products and Technologies
Brought numerous advances in supply chain management techniques to Integrated Supply market since 1988 inception. In addition to now widely accepted electronic kanban and automated supply dispensing systems, FSS offers new solutions based on Internet connectivity and e-commerce platforms. Continues to make significant investments in developing new streamlining technologies.





Employee Recognition

The **Alex G. McKenna Award of Excellence, Millennium Awards** and **CEO's Club** were established to give appropriate recognition to outstanding achievement. We set high standards for ourselves so that our reach constantly exceeds our grasp – that we may attain greatness and success in all our endeavors.

Named in honor of one of our founding partners, the **Alex G. McKenna Award of Excellence** is specifically designed to recognize individuals who have made extraordinary contributions beyond our everyday goals. The performance must have a significant impact on Kennametal's business, our standing as a technological leader or our reputation and image. This year the award went to Mike Hudock and Ron Feely.

The **Millennium Awards** are closely aligned with Kennametal's ambitions. They recognize individuals and teams who demonstrate outstanding achievement in eight operational categories that are clearly measurable. 1. Profitable Growth – Mining & Construction Division and Metalworking Asia Pacific, 2. Working Capital Improvement – Full Service Supply, 3. Cash Flow Growth – Mining & Construction Division and J&L Europe, 4. Best in Customer Satisfaction – Mining & Construction Commercial Operations Team, 5. Organizational Excellence – Joe Rosenhamer, European Manufacturing, 6. New Sources for Profitable Growth – Chrysler Team, 7. Technical Excellence Award – Advanced Engineering Europe and Advanced Engineering North America (lead by Norbert Kreller and John Hale) and KennaPerfect Steel Turning Inserts Team (Guenter Roder, Karl-Heinz Wendt, Dave Miller, Mark Rowe, Yixiong Liu, Jim Kasperik, Herbert Amon, Rich Denton, Dieter Fischer, Doug Ewald and Mark Greenfield), and 8. Innovator of the Year – Mike Plankey, Technical Specialist.

The **CEO's Club** is the highest sales honor, available only to field sales personnel who attain an exceptional level of performance. This program honors the best of the best – top producers who far exceed performance expectations. These individuals demonstrate every day the high priority Kennametal places on serving customers and beating the competition. Keith Andrews, Terry Ashley, Dave Biziewski, Joe Boggs, Chu Zhi Hong, Nelson Creech, Michael Enste, Gary Fulcer, Reinhard Hartl, Brad Hocevar, Said Kanaan, Roy Krupa, Keith Lamontagne, Rick Malachowski, Bill Moffat, Marie Moore, Sam Morton, Al Mys, Gottfried Randecker, Hans Rauchbart, Steve Ross, Darren Singer, Bill Smith, Jae-Sik Song, David Stewart, Philip Van Beeck

Financial Table of Contents

Management's Discussion and Analysis

Results of Operations The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. Additionally, when used in this Annual Report, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

Business Overview We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

Sales Sales of $1,583.7 million in 2002 declined 11 percent, versus $1,807.9 million last year excluding unfavorable foreign exchange effects of less than one percent due to a stronger U.S. dollar and the loss of sales through divestitures of one percent. Sales in North America contributed to the majority of the decline due to overall weak market conditions.

Sales of $1,807.9 million in 2001 increased two percent compared to sales of $1,866.6 million in 2000, excluding unfavorable foreign exchange effects of three percent due to the stronger U.S. dollar and the effects of fewer workdays in 2001 of two percent. Sales benefited from broad-based end market growth in Europe and sustained growth in Asia. Sales in the North American end markets softened throughout 2001, particularly in automotive, due to the slowdown in the U.S. manufacturing sector.

Gross Profit Margin In 2002, our gross profit margin was 32.3 percent, down from 34.1 percent in 2001. Excluding special charges in each year, our gross profit margin was 32.4 percent in 2002 versus 34.2 percent in 2001. The decline was due primarily to underutilized capacity and unfavorable manufacturing variances associated with the lower sales volume. Additionally, unfavorable product mix contributed to the lower margins. These unfavorable items were partially offset by efficiencies derived from our lean initiatives. Gross margins for 2002 and 2001 included $2.7 million and $3.6 million, respectively, of inventory abandonment charges primarily associated with facility closures in 2002 and the rationalization of certain product lines that were discontinued as part of a program to streamline and optimize the product offering of J&L Industrial Supply (J&L) in 2001.

The consolidated gross profit margin for 2001 was 34.1 percent, 34.7 percent on a constant currency basis. This includes the charge of $3.6 million associated primarily with the write-down of certain product lines in the J&L segment. Excluding this charge and period costs associated with facility rationalizations for each period, the gross profit margin was flat compared with 34.3 percent in the prior year, despite weaker sales. Gross margin benefited from productivity improvements, continued implementation of lean manufacturing techniques and pricing discipline. This was offset by higher material costs and energy prices. Period costs included in gross profit in 2001 and 2000 were $0.6 million and $2.9 million, respectively, related to the facility closures.

Operating Expense Operating expense of $389.4 million in 2002 was $36.2 million or nine percent lower than the operating expense level in 2001 of $425.6 million. Ongoing cost-cutting and lean initiatives, combined with several short-term savings actions, including the curtailment of salary increases and the company match on 401(k) contributions, mitigated the impact of reduced sales. Although overall operating expense declined, our spending on growth programs and research and development was sustained. On a constant currency basis, operating expense declined eight percent. Operating expense in 2002 includes $0.1 million of integration costs associated with the Widia acquisition (see "Business Development").

In 2001, operating expense declined to $425.6 million from $434.1 million in 2000. However, operating expense increased one percent on a constant currency basis. We offset inflationary pressures through restructuring benefits and other productivity improvements. Despite the decline, we incurred incremental costs of approximately $6.5 million on investments for strategic initiatives, including new sales and marketing programs, productivity programs and our e-business initiative. In 2001, operating expense includes $2.1 million of costs related to the tender offer for the minority shares of JLK Direct Distribution Inc. (JLK). Operating expense for 2000 includes a $3.0 million charge for environmental remediation costs and $0.8 million for costs incurred and expensed for the evaluation of strategic alternatives related to JLK.

Restructuring and Asset Impairment Charges

2002 AMSG and MSSG Restructuring In November 2001, we announced a restructuring program whereby we expected to recognize special charges of $15 to $20 million, including period costs, for the closure of three manufacturing locations and the relocation of the production of a certain product line to another plant, and associated workforce reductions. This was done in response to continued steep declines in the end market demand in the electronics and industrial products groups businesses. Additionally, we implemented other worldwide workforce reductions and facility closures in these segments in reaction to the declines in our end markets. All initiatives under this program have been implemented and completed and all charges have been taken.

We implemented the measures associated with the closing and consolidation of the Advanced Materials Solutions Group (AMSG) electronics facility in Chicago, Ill., and Metalworking Solutions & Services Group (MSSG) industrial product group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The total charge to date of $17.3 million includes non-cash items of $5.4 million. The components of the charges and the accrual at June 30, 2002 for this program are as follows:

(in thousands)	2002 Expense	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2002
Facility rationalizations	$ 14,801	$ (5,387)	$ (6,437)	$ 2,977
Employee severance	2,525	–	(1,305)	1,220
Total	$ 17,326	$ (5,387)	$ (7,742)	$ 4,197

The restructuring accrual at June 30, 2002 represents future cash payments for these obligations, of which the majority are expected to occur over the next 12 months.

Additionally, as part of these actions, we recorded a non-cash charge of $1.0 million, net of salvage value, associated with the abandonment and scrapping of inventory. This charge was recorded as a component of cost of goods sold. We also incurred period costs associated with these actions of $1.5 million during 2002, which were expensed as incurred as a component of cost of goods sold.

2002 and 2001 J&L and FSS Business Improvement Program In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million of severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. In the Full Service Supply (FSS) segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In anticipation of migrating to a new business system, we capitalized costs associated with the development of system functionality specifically designed for the J&L business. In the December 2001 quarter, after further evaluation of the development of the system, we determined it was no longer feasible that J&L would use this portion of the business system because the vendor ceased supporting the system. Therefore, we recorded the non-cash charge of $5.3 million representing the portion of costs capitalized in connection with system enhancements specifically for the J&L business. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals.

All initiatives under this business improvement program have been implemented and completed and all charges have been taken. The components of the 2002 and 2001 charges and the restructuring accrual at June 30, 2002 and 2001 are as follows:

(in thousands)	2001 Expense	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2001
J&L business improvement program:				
Employee severance	$ 2,475	$ –	$ (2,224)	$ 251
Facility closures	2,453	(987)	(526)	940
FSS business improvement program	571	–	(430)	141
Total	$ 5,499	$ (987)	$ (3,180)	$ 1,332

(in thousands)	Accrual at June 30, 2001	2002 Expense	Expense Adjustments	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2002
J&L business improvement program:						
Employee severance	$ 251	$ 2,479	$ 6	$ –	$ (2,370)	$ 366
Facility closures	940	1,731	93	(572)	(1,398)	794
Business system	–	5,257	–	(5,257)	–	–
FSS business improvement program	141	706	(71)	–	(548)	228
Total	$ 1,332	$ 10,173	$ 28	$ (5,829)	$ (4,316)	$ 1,388

The expense adjustments for the facility closures were due to incremental costs incurred to exit these facilities. The other expense adjustments relate to reductions in actual amounts paid for severance costs compared to what was initially anticipated. We recorded expense adjustments as a component of restructuring and asset impairment charges.

In connection with the 2001 J&L charge for exiting the warehouses and the satellite closures, we recorded a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold.

As part of the J&L facility closures, in 2002 we recorded a charge of $0.6 million, net of salvage value, associated with the abandonment and scrapping of inventory at these locations. This charge was recorded as a component of cost of goods sold.

2001 Core-Business Resize Program In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under this program have been implemented. Cash expenditures were $1.9 million and $2.2 million in 2002 and 2001, respectively. The restructuring accrual at June 30, 2002 of $0.4 million represents projected payments, the majority of which are expected to occur over the next 12 months.

2000 Restructuring Program In 2000, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated workforce reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition ourselves to become the premier tooling solutions supplier. The components of the charges were $4.8 million for asset impairment charges, $7.4 million for employee severance, $6.3 million for facility rationalizations and $0.1 million for product rationalization.

The asset impairment charges of $4.8 million consisted of a charge of $1.7 million related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand. In addition, we recorded an asset impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The $7.4 million in employee severance related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global workforce reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided.

The $6.3 million charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom; a circuit board drill plant in Janesville, Wisc.; a German warehouse facility; and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

As of June 30, 2002, $0.3 million remains accrued for facility rationalizations and is expected to be paid within the next 12 months. Adjustments to the original amounts accrued were immaterial.

In 2001, we incurred period costs of $0.3 million related to these initiatives which were included in cost of goods sold as incurred. In 2000, we incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred.

We continue to review our business strategies and pursue other cost-reduction activities in all business segments, some of which could result in future charges.

Amortization of Intangibles We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142) on July 1, 2001. As a result of the non-amortization provisions of SFAS No. 142, we ceased amortizing goodwill resulting in amortization expense of $2.8 million for 2002, compared to $24.1 million and $26.5 million in 2001 and 2000, respectively. The amortization expense incurred in 2002 relates to non-goodwill intangibles.

Interest Expense Interest expense of $32.6 million in 2002 was $17.8 million below the prior year due to ongoing debt reduction and lower average borrowing rates. Overall debt levels declined to $411.4 million at June 30, 2002 from $607.1 million a year ago. Our average domestic borrowing rate of 4.91 percent was 202 basis points below 2001 due to Federal Reserve rate cuts and improved pricing under our New Credit Agreement. Interest expense for 2002 included $0.3 million related to the write-down of the remaining deferred financing fees associated with the prior Bank Credit Agreement.

Interest expense for 2001 declined $4.7 million to $50.4 million due primarily to reduced borrowing levels. The 2001 results included $0.3 million related to the write-down of a portion of deferred financing fees due to the reduction of the availability under our Bank Credit Agreement. Excluding this item, interest expense declined nine percent. Our average domestic borrowing rate of 6.93 percent was 32 basis points higher compared to 2000 due to higher interest rate levels during the first six months of 2001. This was partially offset by improved pricing.

Other (Income) Expense, Net In 2002, we recorded other income, net of $0.4 million, compared to other expense, net of $11.7 million in 2001. These amounts include losses of $3.5 million associated with our divestiture of Strong Tool Company and $5.8 million associated with our divestiture of ATS Industrial Supply, Inc. (ATS) in 2002 and 2001, respectively. Excluding these losses, other income, net improved $9.8 million primarily due to a $3.2 million reduction in fees in 2002 associated with the accounts receivable securitization program due to a significant decline in commercial paper rates which are the basis for determining the fees, and a $4.0 million increase in foreign exchange gains resulting from contracts entered to hedge against cross border cash flows.

For 2001 and 2000, other expense, net of $11.7 million and $3.3 million, respectively, included fees of $5.7 million and $5.2 million, respectively, related to the accounts receivable securitization program. The increase in these fees is due to higher levels of accounts receivable securitized through this program. In 2001, other expense also included a loss of $5.8 million associated with the divestiture of ATS. In 2000, other expense was partially offset by a net one-time gain of $1.4 million from the sale of miscellaneous underutilized assets.

Income Taxes The effective tax rate for 2002 was 32.0 percent compared to effective rates of 39.5 percent and 43.5 percent, respectively, for 2001 and 2000. The significant decrease in the effective rate for the current year is due mainly to the effects of the elimination of non-deductible goodwill expense due to the adoption of SFAS No. 142, as well as the continued leverage from previous years' European tax planning initiatives that were responsible for the effective tax rate decline from 2000 to 2001. The effective tax rates for 2001 and 2000 without the impact of non-deductible goodwill are 33.9 percent and 37.4 percent, respectively.

Extraordinary Loss on Early Extinguishment of Debt In November 1999, we repaid our term loan under the Bank Credit Agreement. This resulted in an acceleration of the amortization of deferred financing fees of $0.4 million, which was recorded as an extraordinary loss of $0.3 million, net of tax, or $0.01 per diluted share.

Changes in Accounting Principles We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001, which establishes new accounting and reporting requirements for goodwill and other intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Material amounts of recorded goodwill attributable to each of our reporting units, including those affected by the restructuring program announced in November 2001, were tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash, net of tax charge of $250.4 million, or $7.92 per diluted share specific to the electronics (AMSG segment – $82.1 million) and the industrial product group (MSSG segment – $168.3 million) businesses, which were acquired in 1998 as part of the acquisition of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001.

On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133), resulting in the recording of a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax, or $0.02 per diluted share. The loss primarily relates to the write-down of previously paid foreign currency option premiums.

Net Income Due largely to the goodwill impairment charge, we recorded a net loss in 2002 of $211.9 million, or $6.70 per diluted share, compared to net income of $53.3 million, or $1.73 per diluted share, in 2001. Excluding special charges and goodwill amortization in both years, diluted earnings per share were $1.95 in 2002 compared to $2.79 in 2001. The decline in earnings is due to lower sales levels and margins, partially offset by lower operating and interest expense, and a decline in our effective tax rate. Outside of the goodwill impairment charge, other restructuring and asset impairment charges of $27.3 million in 2002 or $0.86 per diluted share relate primarily to the MSSG and AMSG restructuring initiated in 2002 and additional costs associated with new restructuring actions made in the J&L business improvement program that was started in 2001. Included in net income for 2001 and 2000, respectively, was $19.0 million and $19.2 million of goodwill amortization, net of tax that was not included in 2002 due to the non-amortization provisions of SFAS No. 142.

Net income for 2001 was $53.3 million, or $1.73 per diluted share, compared to $51.7 million, or $1.70 per diluted share, in 2000. Excluding special charges and goodwill amortization in both years, diluted earnings per share were $2.79 in 2001 compared to $2.76 in 2000. We experienced significant weakness in key North American markets and unfavorable foreign exchange effects, however, earnings improved due to continued cost control and cost reduction activities, lower interest expense and a reduction in our effective tax rate. Special charges in 2001 of $22.5 million, or $0.44 per diluted share, related primarily to the J&L and FSS business improvement programs, the ATS divestiture, the core-business resize program and costs associated with the tender offer for the minority shares of JLK.

The following table provides a comparison of our reported results and the results excluding special charges and goodwill amortization for 2002, 2001 and 2000:

(in thousands, except per share amounts)	Gross Profit	Operating Income	Net Income (Loss)	Diluted Earnings (Loss) Per Share
Reported results – 2002	$ 510,824	$ 91,317	$ (211,908)	$ (6.70)
Adoption of SFAS No. 142	–	–	250,406	7.92
MSSG facility rationalizations and employee severance	544	10,245	6,958	0.22
J&L business improvement program	529	10,093	6,863	0.22
Electronics facility rationalization and employee severance	1,654	7,997	5,430	0.17
Loss on divestiture of Strong Tool Company	–	–	2,390	0.08
Corporate restructuring	–	1,075	730	0.02
FSS business improvement program	–	635	430	0.01
Deferred financing fees	–	–	184	0.01
Widia integration costs	–	144	98	–
Results excluding special charges – 2002	$ 513,551	$ 121,506	$ 61,581	$ 1.95
Reported results – 2001	$ 615,720	$ 156,400	$ 53,288	$ 1.73
Goodwill amortization	–	21,022	18,975	0.62
J&L business improvement program	3,643	7,952	4,726	0.16
Loss on divestiture of ATS	–	–	3,438	0.11
Core-business resize program	–	4,583	2,680	0.09
JLK tender offer costs	–	2,141	1,268	0.04
Adoption of SFAS No. 133	–	–	599	0.02
FSS business improvement program	–	571	330	0.01
Reduction of credit facility availability	–	–	208	0.01
2000 and 1999 restructuring program adjustments	–	82	50	–
Results excluding special charges and goodwill amortization – 2001	$ 619,363	$ 192,751	$ 85,562	$ 2.79
Reported results – 2000	$ 637,893	$ 158,779	$ 51,710	$ 1.70
Goodwill amortization	–	21,759	19,198	0.63
2000 core-business restructuring programs	100	18,626	10,573	0.35
Environmental remediation	–	3,000	1,695	0.06
JLK strategic alternatives costs	–	786	444	0.01
Extraordinary loss on debt extinguishment	–	–	267	0.01
Results excluding special charges and goodwill amortization – 2000	$ 637,993	$ 202,950	$ 83,887	$ 2.76

Business Segment Review Our operations are organized into four global business units consisting of MSSG, AMSG, J&L and FSS, and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Metalworking Solutions & Services Group In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials. Other cutting tools include end mills, reamers and taps. We provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness. We also manufacture cutting tools, drill bits, saw blades and other tools for the consumer market which are marketed under private label and other proprietary brands.

(in thousands)	2002	2001	2000
External sales	$ 897,157	$ 999,813	$1,029,395
Intersegment sales	116,467	111,780	134,398
Operating income	97,323	130,558	131,676

Sales in the MSSG segment of $897.2 million declined 10 percent from $999.8 million of a year ago. In the North America Metalworking Group, sales declined $45.5 million or 13 percent while industrial products group sales declined $46.3 million or 19 percent, all in local currency. Due to depressed market conditions, sales of the North American operations contributed to nearly 90% of the overall segment decline.

In 2002, operating income declined $33.2 million to $97.3 million, including $10.2 million of charges related to this segment's restructuring. Additionally, the lower sales levels contributed significantly to the reduced operating profit, partially offset by operating expense reductions and lean initiatives.

In 2001, MSSG external sales increased one percent compared to 2000, excluding unfavorable foreign exchange effects of four percent. International markets experienced strong year-over-year growth, with particular strength in Europe. However, in North America, sales were down four percent primarily due to a decline in demand in the automotive market, coupled with significant weakness in the light engineering market. In Europe, sales increased nine percent, in local currency, due to broad-based growth reflecting strength in the machine tool and engineering markets. Demand in the European automotive market remained strong, though at a slightly diminished rate compared to 2000. Sales in Asia increased eight percent in local currency, compared to 2000.

Operating income in 2001 was $130.6 million and was reduced by restructuring charges of $3.3 million, primarily associated with severance costs for 129 people as part of the core-business resize program, and period costs of $0.2 million associated with facility closures. Operating income in 2000 of $131.7 million was reduced by restructuring and asset impairment charges of $11.0 million and period costs of $2.4 million. Excluding restructuring and period costs in each period, operating income declined $11.0 million, or eight percent, due to lower sales levels in the more profitable North American market, offset in part by lean initiatives and ongoing cost controls.

Advanced Materials Solutions Group This segment's principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. In addition, we provide application specific component design services and on-site application support services.

(in thousands)	2002	2001	2000
External sales	$ 307,668	$ 352,933	$ 345,447
Intersegment sales	24,167	28,167	25,263
Operating income	26,781	43,270	41,204

AMSG sales declined 12 percent in 2002, excluding foreign exchange effects of one percent. A continued weak demand in the electronics business due to a depressed market accounted for 64 percent of the overall sales decline of this segment. Additionally, lower sales in energy and engineered products contributed 25 and 11 percent, respectively, to the overall sales decline due primarily to declining rig counts and lower levels of industrial activity.

Operating income of $26.8 million in 2002 included $8.0 million of restructuring charges related primarily to the closure of the electronics facility in Chicago, Ill. compared to $0.9 million in 2001, primarily for severance costs. Excluding these charges, operating income declined $9.4 million. The decline was due to lower gross profit due to under-utilization of capacity caused by the volume declines which was partially offset by operating expense reductions.

AMSG sales for 2001 increased four percent compared to 2000, excluding unfavorable foreign exchange effects of two percent. Sales benefited from robust growth in energy, mining and engineered products groups due to increased gas and oil exploration and production, and higher demand for coal. This was partially offset by a decline in electronics which was due to a sharp decline in demand from the telecommunication industry in the last half of 2001.

Operating income for 2001 was $43.3 million and was reduced by restructuring costs of $0.9 million, associated primarily with severance costs for 80 people as part of the core-business resize program, and period costs of $0.1 million associated with a facility closure. Operating income for 2000 was reduced by $4.8 million related to the closure of a manufacturing operation in China and exit of the related joint venture, the closure of a circuit board drill plant in Janesville, Wisc., employee severance and asset impairment charges. Additionally, period costs of $0.5 million were incurred in 2000 related to the drill plant closure. Excluding restructuring and period costs in each year, operating income declined $2.2 million, or five percent, due to operating inefficiencies in the electronics business caused by weak sales, partially offset by sales growth in the other businesses and margin improvement in the energy and mining businesses.

J&L Industrial Supply In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sales flyers, telemarketing, the Internet and field sales. J&L distributes a broad range of metalcutting tools, abrasives, drills, machine tool accessories, precision measuring tools, gauges, hand tools and other supplies used in metalcutting operations.

(in thousands)	2002	2001	2000
External sales	$ 226,010	$ 296,264	$ 333,061
Intersegment sales	2,083	3,823	5,038
Operating income (loss)	(681)	3,689	17,208

Sales in this segment declined $70.3 million or 24 percent from a year ago, including eight percent due to the ATS and Strong Tool Company divestitures. The remainder of the decline is due to weak demand in the broad U.S. industrial market. Excluding the special charges in each period, operating income was $9.4 million and $13.8 million in 2002 and 2001, respectively. This decline occurred primarily due to the reduction in sales despite significantly reduced operating expense as a result of the initiatives related to the business improvement plan implemented in both 2002 and 2001. Operating income in 2002 and 2001 included $10.1 million and $8.0 million, respectively, associated with the business improvement program begun in 2001. Additionally, 2001 included $2.1 million related to the tender offer to acquire the minority shares of JLK.

In 2001, J&L sales declined 11 percent excluding the effect of the ATS disposition of one percent and unfavorable foreign exchange effects. Sales were affected by the automotive downturn and weakening in the broader U.S. industrial market. Operating income in 2001 of $3.7 million included costs of $8.0 million associated with the business improvement program and $2.1 million primarily related to the tender offer to acquire the minority shares of JLK. Excluding special charges in each period, operating income declined $4.1 million due primarily to lower sales levels, partially offset by operational improvements resulting from the business improvement program. As part of the business improvement plan, J&L recorded a restructuring and asset impairment charge associated with costs related to product pruning initiatives, severance for 115 individuals, the closure of 11 underperforming satellite locations, including the German operations, and the exit of three warehouse locations.

Full Service Supply In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

(in thousands)	2002	2001	2000
External sales	$ 152,907	$ 158,886	$ 158,675
Intersegment sales	2,747	5,278	7,827
Operating income	2,014	7,541	12,021

FSS sales for 2002 declined four percent, or $6.0 million, compared to a year ago due primarily to the weakening in the North American industrial market. Operating income of $2.0 million in 2002, declined $5.5 million compared to 2001, excluding restructuring charges of $0.6 million in each of the two years. The decline is due to lower sales levels coupled with slightly lower gross margins due to a higher percentage of sales in the automotive sector.

In 2001, FSS sales were flat compared to 2000 as sales in existing accounts grew five percent, but were tempered by the downturn in the automotive end market. This growth also was offset by a decline in the integrated supply business transferred to FSS in 2001 as this business has relatively higher exposure to the automotive industry. Operating income for 2001, excluding restructuring costs of $0.6 million, declined by $3.9 million due to overall lower gross margins caused by a shift in end markets served and higher operating expense due to higher shipping costs incurred to provide enhanced customer service. Restructuring costs in 2001 relate to severance costs for eight people incurred as part of the business improvement program.

Liquidity and Capital Resources Our cash flow from operations is the primary source of financing for capital expenditures and internal growth. The most significant risks associated with our ability to generate sufficient cash flow from operations is the overall level of demand for our products. However, we believe we can adequately control costs and manage our working capital to meet our cash flow needs, despite low levels of demand. In June 2002, we entered into a new three-year, multi-currency, $650 million revolving bank credit facility with a group of financial institutions (New Credit Agreement). Our New Credit Agreement contains various covenants with which we must be in compliance including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2002, outstanding borrowings under this agreement were $81.5 million and we had the ability to borrow under this agreement or otherwise have additional debt of up to $262.5 million and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement). On August 30, 2002, we borrowed approximately $185.0 million under this facility in connection with the Widia acquisition. Additionally, we generally obtain local financing through credit lines with commercial banks in the various countries in which we operate. At June 30, 2002, these borrowings amounted to $7.3 million. We believe that cash flow from operations and the availability under our credit lines will be sufficient to meet our cash requirements over the next 12 months. Based upon our debt structure at June 30, 2002 and 2001, 54 and 65 percent, respectively, of our debt was exposed to floating rates of interest, which is consistent with our target range for floating versus fixed interest rate debt. We periodically review the target range and the strategies designed to maintain the mix of floating to fixed interest rate debt within that range. In the future, we may decide to adjust the target range or the strategies to achieve it.

Following is a summary of our contractual obligations and other commercial commitments as of June 30, 2002:

(in thousands)	2003	2004	2005	2006 and thereafter	Total
Cash Commitments					
Long-term debt[1]	$ 14,621	$ 240	$ 81,745	$ 298,852	$ 395,458
Notes payable	6,926	–	–	–	6,926
Capital leases	1,933	1,780	1,359	3,911	8,983
Operating leases	18,825	14,716	11,551	27,588	72,680
Total	$ 42,305	$ 16,736	$ 94,655	$ 330,351	$ 484,047

[1] On August 30, 2002 we borrowed EUR 188.0 million (approximately $185.0 million) to finance the acquisition of Widia as further described in Note 19.

(in thousands)	2003	2004	2005	2006 and thereafter	Total
Other Commercial Commitments					
Letters of credit	$ 11,936	$ –	$ –	$ –	$ 11,936

During 2002, we generated $155.2 million in cash from operations, compared to $187.6 million in 2001. Lower income from operations and depreciation and amortization charges were partially offset by a net reduction in working capital. The continued reduction of working capital reflects our initiatives to generate strong cash flow. Both receivables and inventories were reduced when compared to the prior year as a result of the above initiatives and the lower sales levels experienced in 2002.

Net cash used for investing activities was $43.3 million in 2002. Compared to the prior year, net cash used for investing activities declined by $59.2 million primarily due to a reduction in the repurchase of minority interests of $46.3 million from 2001 and decreased capital spending of $15.9 million in 2002. We believe the level of capital spending in 2002 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash flow used for financing activities was $118.2 million in 2002, compared to $92.2 million in 2001. This increase of $26.0 million is primarily due to higher debt repayments including the repayment of the borrowings under the previous Bank Credit Agreement and the Euro Credit Agreement, partially offset by $120.6 million in proceeds from the June 2002 stock offering.

On June 19, 2002, we issued $300.0 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing costs. Additionally, in June 2002, we issued 3.5 million shares of our capital stock at a price of $36 per share. Net of issuance costs, this offering yielded proceeds of $120.6 million. Proceeds from these offerings were utilized to repay senior bank indebtedness and for general corporate purposes.

During 2001, we generated $187.6 million in cash flow from operations, a decrease of $33.6 million from 2000. This reduction is due to a decline in working capital improvements in 2001 after a robust reduction in 2000. The continued reduction of working capital reflects our initiative to generate strong cash flow.

Net cash used for investing activities was $102.5 million in 2001. Compared to the prior year, the increase in net cash used for investing activities of $59.4 million is primarily due to the repurchase of JLK of $40.8 million and other minority interests of $6.7 million and increased capital spending of $9.3 million. We believe the level of capital spending in 2001 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash flow used for financing activities was $92.2 million in 2001, which compares to $173.3 million in 2000. This decline is due to lower debt repayments of $86.4 million coupled with higher company contributions of capital stock to U.S. defined contribution pension plans of $11.6 million. In 2001, these contributions resulted in the issuance of 247,860 shares of our capital stock, with a market value of $6.9 million. These declines were partially offset by treasury stock repurchases of $16.5 million. Lower debt repayments are the result of the purchase of the JLK and other minority interests, lower cash flow from operations and the repurchase of treasury stock.

In 2002, we continued our program to repurchase, from time to time, up to a total of 1,600,000 shares of our outstanding capital stock for investment or other general corporate purposes under the repurchase program announced on January 31, 1997. Additionally, our Board of Directors authorized the repurchase, from time to time, of up to a total of 2,000,000 additional shares of our outstanding capital stock. During 2002 and 2001, we purchased 375,000 shares and 600,000 shares, respectively, of our capital stock at a total cost of $12.4 million and $16.5 million, respectively, bringing the total number of shares purchased under the authority of these programs to 1,755,900 shares. The repurchases were financed principally by cash from operations and short-term borrowings. Repurchases may be made from time to time in the open market, in negotiated or other permissible transactions.

In December 2000, we entered into a EUR 212.0 million ($179.1 million at June 30, 2001 exchange rates) Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the previous Bank Credit Agreement. To the extent the Bank Credit Agreement was fully repaid, these funds were available for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under the then outstanding Euro-denominated forward exchange contracts. The proceeds from the Euro-denominated forward exchange contracts of $191.1 million were used to repay amounts borrowed under the previous Bank Credit Agreement. Subsequently, the availability under the previous Bank Credit Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This was recorded as a component of interest expense. The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the New Credit Agreement.

We have an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentration), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month.

The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $2.5 million, $5.7 million and $5.2 million in 2002, 2001 and 2000, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2002 and 2001, we securitized accounts receivable of $95.9 million and $93.7 million, respectively, under this program.

This agreement is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. The current agreement has an expiration date of June 30, 2003. Non-renewal of this agreement would result in our requirement to otherwise finance the amounts securitized. We anticipate that the risk of non-renewal of this securitization program with the provider or some other provider is very low. In the event of a decrease of our eligible accounts receivable or non-renewal of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

Capital expenditures for 2003 are estimated to be $50 to $60 million and will be used primarily to support new strategic initiatives, new products and to upgrade machinery and equipment almost all of which are discretionary.

Financial Condition At June 30, 2002, total assets were $1,523.6 million, a decline of 17 percent from June 30, 2001 due predominantly to the net goodwill impairment charge of $250.4 million associated with the adoption of SFAS No. 142 (See "Change in Accounting Principles" in Note 2 to the Consolidated Financial Statements). Net working capital was $375.3 million, a decline of three percent from $386.7 million for 2001 due primarily to lower accounts receivable and inventory levels. In 2002, accounts receivable declined $27.1 million to $179.1 million, while inventories declined $28.1 million to $345.1 million compared to 2001. Inventory turnover was 2.9 in 2002 compared to 3.1 in 2001. The improvement in net working capital is due to our initiatives to reduce accounts receivable and inventory levels as well as the lower sales levels experienced in 2002.

One of the features of our management incentive program is the focus on more efficient use of working capital to generate sales. Our ratio of primary working capital as a percentage of sales (PWC%) was 27.9 percent and 27.3 percent at June 30, 2002 and 2001, respectively. Primary working capital (PWC) is defined as inventory plus accounts receivable, less accounts payable. PWC% is calculated by averaging beginning of the year and quarter-end balances for PWC, divided by sales for the most recent 12-month period. While PWC% is not an alternative measure of asset utilization efficiency under accounting principles generally accepted in the United States of America and may not be comparable to other similarly titled measures of other companies, we believe PWC% is a meaningful measure of our efficiency in utilizing working capital to support sales.

Total debt (including capital lease obligations) decreased 32.2 percent to $411.4 million in 2002, primarily as a result of the repayment of borrowings under the Euro Credit Agreement and previous Bank Credit Agreement from proceeds obtained in the equity public offering and cash from operations. The ratio of total debt-to-capital was 36.2 percent at June 30, 2002, compared with 42.9 percent at June 30, 2001. The decline in the total debt-to-capital ratio is due to reduced debt levels, partially offset by lower shareowners' equity and minority interest. Cash from operations and our debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, share repurchases, dividend payments and operating requirements. The debt-to-capital ratio at June 30, 2002 does not include amounts that were borrowed to fund the Widia acquisition.

Acquisition of JLK Minority Interest In 2000, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both ourselves and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to commence a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired the minority shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including its special committee comprised of independent directors of the JLK Board.

Business Development On May 3, 2002, we signed a definitive agreement to purchase the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million (approximately $185 million) subject to a purchase price adjustment based on the change in the net assets of Widia from December 31, 2001 to the closing date. The acquisition closed on August 30, 2002.

Widia, with approximately $240 million in sales in calendar 2001, is a leading manufacturer and marketer of metalworking tools, engineered products and related services in Europe and India. Widia has an extensive product line of metalworking consumables, and is a recognized leader in milling applications. Widia employs approximately 3,400 employees, and operates eight manufacturing facilities in Europe and two in India. We currently intend on integrating the operations of the Widia Group with existing operations. Widia sells primarily through direct sales and has sales and service personnel in many European countries.

The funding of the Widia acquisition was taken into consideration as part of the recently-completed comprehensive refinancing of our capital structure, the key components of which were the establishment of a new $650 million three-year, multi-currency, revolving credit facility, the issuance of $300 million of 7.2% Senior Unsecured Notes due 2012, and the sale of 3.5 million shares of Capital Stock at a public offering price of $36 per share.

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten carbide cutting tools and wear parts and is included in our AMSG segment.

On April 19, 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

In April 2001, we sold ATS, our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

Environmental Matters We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which was recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters. At June 30, 2002, we have an accrual of $2.8 million recorded relative to this environmental issue.

Additionally, we also maintain reserves for other potential environmental issues associated with our Greenfield operations and a location operated by our German subsidiary. At June 30, 2002, the total of these accruals was $1.4 million and represents anticipated costs associated with the remediation of these issues.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

Market Risk We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. We seek to minimize these risks through our normal operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing these exposures is to reduce both earnings and cash flow volatility to allow us to focus our attention on our business operations. We hedge our foreign exchange and interest rate exposures for changes in foreign exchange and interest rates on consolidated results. See Notes 2 and 13 to the consolidated financial statements for additional information.

A portion of our operations consists of investments in foreign subsidiaries. Our exposure to market risk for changes in foreign exchange rates arises from these investments, intercompany loans utilized to finance these subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. We manage our foreign exchange transaction risk to reduce the volatility of cash flows caused by currency fluctuations through internal natural offsets, to the fullest extent possible, and foreign exchange contracts. These contracts are designated as hedges of transactions which will settle in future periods, that otherwise would expose us to foreign currency risk.

The following sensitivity analyses were based upon a hypothetical 10 percent weakening or strengthening in the U.S. dollar compared to the June 30, 2002 foreign currency rates, the effective interest rates under our current borrowing arrangements and the market value of our available-for-sale security. We compared the contractual derivative and borrowing arrangements in effect at June 30, 2002 to the hypothetical foreign exchange or interest rates in the sensitivity analyses to determine the effect on interest expense, pretax income, fair value of the available-for-sale security or the accumulated other comprehensive loss. Our analyses take into consideration the different types of derivative instruments and the applicability of hedge accounting.

Our foreign exchange hedging program protects portions of our currency exposure from unfavorable exchange rate movements. This exposure arises from anticipated cash collections from foreign subsidiaries on transactions between domestic and foreign subsidiaries. This program utilizes purchased options, range forwards and forward contracts primarily to sell foreign currency. The notional amounts of the contracts translated into U.S. dollars at June 30, 2002 and 2001 rates are $62.5 million and $77.9 million, respectively. At June 30, 2002 and 2001, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would not materially change pretax income related to these positions; however, accumulated other comprehensive loss would change by $4.4 million and $1.5 million, respectively.

In June 2001, we accelerated the payment of intercompany sales of product from certain foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, has been deferred in accumulated other comprehensive loss and was recognized in 2002 as the remaining portion of the anticipated transactions occurred in 2002.

In addition, we may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2002 and 2001, we had several outstanding forward contracts to purchase and sell foreign currency, with notional amounts, translated into U.S. dollars at June 30, 2002 and 2001 rates, of

$135.2 million and $31.8 million, respectively. A hypothetical 10 percent change in the applicable 2002 and 2001 year-end exchange rates would result in an increase or decrease in pretax income of $5.5 million and $1.6 million, respectively, related to these positions.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage our interest rate risk in order to balance our exposure between fixed and floating rates while attempting to minimize our borrowing costs. To achieve these objectives, we primarily use interest rate swap agreements to manage exposure to interest rate changes related to these borrowings. At June 30, 2002 and 2001, we had interest rate swap agreements outstanding that effectively convert a notional amount of $150.0 million and $200.0 million, respectively, of debt from floating to fixed interest rates. At June 30, 2002, these agreements mature at various times between July 2002 and June 2003. Additionally, at June 30, 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the ten-year term notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one-time optional early termination for the bank counterparty in June 2007 at the then prevailing market value of the swap agreements.

At June 30, 2002 and 2001, we had $411.4 million and $607.1 million, respectively, of debt outstanding at effective interest rates of 7.9 percent and 5.6 percent, respectively, including the effect of interest rate swaps. A hypothetical change of 10 percent in interest rates from year-end 2002 and 2001 levels would increase or decrease interest expense by approximately $2.2 million and $2.1 million, respectively.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

Our investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, adjusted for changes in currency exchange rates. At June 30, 2002 and 2001, the carrying and fair value of our investment was $10.7 million and $12.4 million, respectively. A hypothetical change of 10 percent in the quoted market value of this common stock at June 30, 2002 and 2001 would result in a $1.1 million and $1.2 million, respectively, increase or decrease in fair value.

Effects of Inflation Despite modest inflation in recent years, rising costs continue to affect our operations throughout the world. We strive to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

Discussion of Critical Accounting Policies In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements. Our significant accounting policies are described in Note 2 of our consolidated financial statements. We believe that the following discussion addresses our critical accounting policies.

Accounting for Contingencies We accrue for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our financial statements include accounts and notes receivable collectibility, inventory valuation, environmental health and safety matters, pending litigation and the realization of deferred tax assets.

Long-Lived Assets As required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we evaluate the recoverability of property, plant and equipment and intangible assets other than goodwill that are amortized whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss. We continually apply our best judgment when performing these evaluations to determine the timing of the testing, the undiscounted cash flows used to assess recoverability and the fair value of the asset.

We evaluate the recoverability of the goodwill and other intangibles of each of our reporting units as required under SFAS No. 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

Pension and Other Postretirement and Postemployment Benefits We sponsor these types of benefit plans for a majority of our employees and retirees. We account for these plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over the expected work life of employees participating in these plans. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

Restructuring Activities We accrue the cost of our restructuring activities in accordance with Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." We exercise our judgment in estimating the total costs of each of these activities. As we implement these activities, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of our initial cost accrual.

New Accounting Standards In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. We adopted SFAS No. 142 effective July 1, 2001 and therefore, goodwill will no longer be amortized to earnings. We will continue to amortize non-goodwill intangible assets (i.e. patents, non-compete agreements) over their existing remaining useful lives. As required by SFAS No. 142, we completed the initial phase of the impairment tests within six months of adoption of SFAS No. 142 or December 31, 2001 (see "Changes in Accounting Principles" in Note 2 of the Consolidated Financial Statements). On an ongoing basis, (absent of any impairment indicators), we expect to perform our impairment tests during each June quarter, in connection with our annual planning process. We incurred expense in 2001 and 2000 of $21.0 million and $21.8 million, respectively, related to the amortization of goodwill.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan of implementation.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this standard are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We are currently evaluating the effects of this standard and are preparing a plan of implementation.

In April 2002, SFAS No. 145, "Rescission of the FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified.

SFAS No. 146, "Accounting for Exit or Disposal Activities," was issued in July 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged.

Forward-Looking Statements This annual report contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should," "anticipate," "estimate," "approximate," "expect," "may," "will," "project," "intend," "plan," "believe" and other words of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position and product development, which are based on current expectations that involve inherent risks and uncertainties, including factors that could delay, divert or change any of them in the next several years. Although it is not possible to predict or identify all factors, they may include the following: global economic conditions; risks associated with integrating and divesting businesses and achieving the expected savings and synergies; demands on management resources; risks associated with international markets such as currency exchange rates, and social and political environments; competition; labor relations; commodity prices; demand for and market acceptance of new and existing products; and risks associated with the implementation of restructuring plans and environmental remediation matters. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

Consolidated Statements of Income

Year ended June 30 *(in thousands, except per share data)*	2002	2001	2000
Operations			
Net sales (Note 2)	$1,583,742	$1,807,896	$1,866,578
Cost of goods sold	1,072,918	1,192,176	1,228,685
Gross profit	510,824	615,720	637,893
Operating expense	389,396	425,641	434,136
Restructuring and asset impairment charges (Note 12)	27,307	9,545	18,526
Amortization of intangibles	2,804	24,134	26,452
Operating income	91,317	156,400	158,779
Interest expense	32,627	50,381	55,079
Other (income) expense, net	(361)	11,690	3,289
Income before provision for income taxes and minority interest	59,051	94,329	100,411
Provision for income taxes (Notes 2 and 9)	18,900	37,300	43,700
Minority interest	1,653	3,142	4,734
Income before extraordinary loss and cumulative effect of change in accounting principles	38,498	53,887	51,977
Extraordinary loss on early extinguishment of debt, net of tax of $178	–	–	(267)
Cumulative effect of change in accounting principles, net of tax of $2,389 and $399, respectively	(250,406)	(599)	–
Net (loss) income	$ (211,908)	$ 53,288	$ 51,710
Per Share Data			
Basic earnings per share before extraordinary loss and cumulative effect of change in accounting principles	$ 1.24	$ 1.76	$ 1.72
Extraordinary loss	–	–	(0.01)
Cumulative effect of change in accounting principles	(8.04)	(0.02)	–
Basic (loss) earnings per share	$ (6.80)	$ 1.74	$ 1.71
Diluted earnings per share before extraordinary loss and cumulative effect of change in accounting principles	$ 1.22	$ 1.75	$ 1.71
Extraordinary loss	–	–	(0.01)
Cumulative effect of change in accounting principles	(7.92)	(0.02)	–
Diluted (loss) earnings per share (Note 2)	$ (6.70)	$ 1.73	$ 1.70
Dividends per share	$ 0.68	$ 0.68	$ 0.68
Basic weighted average shares outstanding (Note 2)	31,169	30,560	30,263
Diluted weighted average shares outstanding	31,627	30,749	30,364

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

As of June 30 *(in thousands, except per share data)*	2002	2001
Assets		
Current assets:		
Cash and equivalents (Note 2)	$ 10,385	$ 12,940
Marketable equity securities available-for-sale (Note 2)	10,728	12,419
Accounts receivable, less allowance for doubtful accounts of $12,671 and $7,999 (Notes 2 and 4)	179,101	206,175
Inventories (Notes 2 and 5)	345,076	373,221
Deferred income taxes (Notes 2 and 9)	71,375	57,452
Other current assets	20,719	18,989
Total current assets	637,384	681,196
Property, plant and equipment (Note 2):		
Land and buildings	227,539	227,382
Machinery and equipment	847,196	776,494
Less accumulated depreciation	(639,619)	(531,002)
Net property, plant and equipment	435,116	472,874
Other assets:		
Investments in affiliated companies	11,681	3,875
Intangible assets, less accumulated amortization of $75,390 and $88,514 (Note 2)	367,992	624,760
Other	71,438	42,737
Total other assets	451,111	671,372
Total assets	$1,523,611	$1,825,442
Liabilities		
Current liabilities:		
Current maturities of long-term debt and capital leases (Note 7)	$ 16,554	$ 2,031
Notes payable to banks (Note 8)	6,926	22,499
Accounts payable	101,586	118,073
Accrued income taxes	4,066	16,425
Accrued vacation pay	28,190	29,134
Accrued payroll	22,696	22,189
Other current liabilities (Note 6)	82,082	84,134
Total current liabilities	262,100	294,485
Long-term debt and capital leases, less current maturities (Notes 7 and 8)	387,887	582,585
Deferred income taxes (Note 9)	52,570	53,844
Other liabilities	96,421	87,898
Total liabilities	798,978	1,018,812
Commitments and contingencies (Note 16)	–	–
Minority interest in consolidated subsidiaries	10,671	9,861
Shareowners' Equity		
Preferred stock, no par value; 5,000 shares authorized; none issued	–	–
Capital stock, $1.25 par value; 70,000 shares authorized; 37,383 and 33,615 shares issued	46,729	42,018
Additional paid-in capital	491,263	353,804
Retained earnings	307,631	540,965
Treasury stock, at cost; 2,573 and 2,774 shares held	(72,026)	(65,963)
Unearned compensation	(4,856)	(2,165)
Accumulated other comprehensive loss (Note 11)	(54,779)	(71,890)
Total shareowners' equity	713,962	796,769
Total liabilities and shareowners' equity	$1,523,611	$1,825,442

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended June 30 *(in thousands)*	2002	2001	2000
Operating Activities			
Net (loss) income	$ (211,908)	$ 53,288	$ 51,710
Adjustments for non-cash items:			
Depreciation	70,825	73,163	75,194
Amortization	2,804	24,134	26,452
Loss on divestitures	3,522	5,781	–
Restructuring and asset impairment charges	12,712	4,325	6,378
Cumulative effect of change in accounting principles, net of tax	250,406	599	–
Loss on early extinguishment of debt, net of tax	–	–	267
Other	2,485	12,362	11,472
Changes in certain assets and liabilities, net of effects of acquisition and divestitures:			
Accounts receivable	33,603	9,620	(17,257)
Proceeds from accounts receivable securitization	2,200	5,200	6,500
Inventories	40,251	19,894	14,331
Accounts payable and accrued liabilities	(29,033)	(827)	44,968
Other	(22,707)	(19,983)	1,192
Net cash flow from operating activities	155,160	187,556	221,207
Investing Activities			
Purchases of property, plant and equipment	(44,040)	(59,929)	(50,663)
Disposals of property, plant and equipment	10,905	4,227	8,109
Divestitures, net of cash	3,309	729	–
Purchase of subsidiary stock	(1,161)	(47,505)	–
Acquisition of business assets	(5,385)	–	–
Investment in affiliates	(5,770)	–	–
Other	(1,129)	(26)	(531)
Net cash flow used for investing activities	(43,271)	(102,504)	(43,085)
Financing Activities			
Net (decrease) increase in notes payable	(4,778)	4,038	(18,491)
Net decrease in revolving and other lines of credit	(84,151)	(78,905)	(15,100)
Term debt borrowings	549,950	1,216	378
Term debt repayments	(677,563)	(2,941)	(129,810)
Net proceeds from issuance of capital stock	120,584	–	–
Dividend reinvestment and employee benefit and stock plans	23,269	22,854	11,276
Purchase of treasury stock	(12,417)	(16,494)	–
Cash dividends paid to shareowners	(21,426)	(21,056)	(20,570)
Financing fees	(10,448)	–	–
Other	(1,268)	(949)	(1,018)
Net cash flow used for financing activities	(118,248)	(92,237)	(173,335)
Effect of exchange rate changes on cash and equivalents	3,804	(2,198)	128
Cash and Equivalents			
Net (decrease) increase in cash and equivalents	(2,555)	(9,383)	4,915
Cash and equivalents, beginning of year	12,940	22,323	17,408
Cash and equivalents, end of year	$ 10,385	$ 12,940	$ 22,323
Supplemental Disclosures			
Interest paid (net of amount capitalized)	$ 33,861	$ 51,480	$ 55,000
Income taxes paid	31,949	36,608	17,092
Contribution of stock to employee benefit plans	9,405	13,364	9,170
Notes received from sale of subsidiaries	4,587	5,809	–

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareowners' Equity

Year ended June 30 *(in thousands)*	2002	2001	2000
Capital Stock			
Balance at beginning of year	$ 42,018	$ 41,500	$ 41,128
Issuance of capital stock	4,428	–	–
Issuance of capital stock under employee benefit and stock plans	283	518	372
Balance at end of year	46,729	42,018	41,500
Additional Paid-In Capital			
Balance at beginning of year	353,804	335,314	325,382
Issuance of capital stock	116,156	–	–
Dividend reinvestment	1,672	1,511	1,250
Issuance of capital stock under employee benefit and stock plans	19,631	16,979	8,682
Balance at end of year	491,263	353,804	335,314
Retained Earnings			
Balance at beginning of year	540,965	508,733	477,593
Net (loss) income	(211,908)	53,288	51,710
Cash dividends to shareowners	(21,426)	(21,056)	(20,570)
Balance at end of year	307,631	540,965	508,733
Treasury Stock			
Balance at beginning of year	(65,963)	(55,236)	(57,199)
Purchase of treasury stock, at cost	(12,417)	(16,494)	–
Dividend reinvestment	854	1,284	1,236
Issuance of capital stock under employee benefit and stock plans	5,500	4,483	727
Balance at end of year	(72,026)	(65,963)	(55,236)
Unearned Compensation			
Balance at beginning of year	(2,165)	(2,814)	(3,330)
Issuance of capital stock under employee benefit and stock plans	(4,671)	(1,921)	(1,094)
Amortization of unearned compensation	1,980	2,570	1,610
Balance at end of year	(4,856)	(2,165)	(2,814)
Accumulated Other Comprehensive Loss			
Balance at beginning of year	(71,890)	(47,243)	(38,443)
Unrealized (loss) gain on marketable equity securities available-for-sale, net of tax	(1,774)	(7,379)	7,503
Cumulative effect of change in accounting principle, net of tax	–	1,571	–
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax	(1,372)	(2,044)	–
Reclassification of unrealized gains or losses on expired derivatives, net of tax	(1,902)	(2,049)	–
Minimum pension liability adjustment, net of tax	(945)	(2,670)	415
Foreign currency translation adjustments	23,104	(12,076)	(16,718)
Other comprehensive income (loss)	17,111	(24,647)	(8,800)
Balance at end of year	(54,779)	(71,890)	(47,243)
Total shareowners' equity, June 30	$ 713,962	$ 796,769	$ 780,254
Comprehensive (Loss) Income			
Net (loss) income	$ (211,908)	$ 53,288	$ 51,710
Other comprehensive income (loss)	17,111	(24,647)	(8,800)
Comprehensive (loss) income	$ (194,797)	$ 28,641	$ 42,910

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1 Nature of Operations We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this Annual Report to Shareowners, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

Note 2 Summary of Significant Accounting Policies The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

Principles of Consolidation The consolidated financial statements include our accounts and those of majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Investments in entities over which we have significant influence are accounted for on an equity basis.

Use of Estimates in the Preparation of Financial Statements In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements.

Cash and Equivalents Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds and certificates of deposit.

Marketable Equity Securities Available-For-Sale Our investment in marketable equity securities is accounted for as an available-for-sale security under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This investment in Toshiba Tungaloy Co., Ltd., a leading Japanese manufacturer of consumable metalcutting products, is reported at fair value, as determined through quoted market sources. The unrealized gain or loss on this investment is recorded as a component of accumulated other comprehensive loss, net of tax. A gross unrealized loss on this investment of $0.8 million is recorded at June 30, 2002 while a gross unrealized gain of $2.1 million was recorded at June 30, 2001.

Accounts Receivable Accounts receivable includes $3.3 million and $2.8 million of receivables from affiliates at June 30, 2002 and 2001, respectively. We market our products to a diverse customer base throughout the world. Trade credit is extended based upon evaluations of each customer's ability to satisfy its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review of specific accounts.

Inventories Inventories are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods. When market conditions indicate an excess of carrying costs over market value, a lower-of-cost-or-market provision is recorded.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest is capitalized during the construction of major facilities. Capitalized interest is included in the cost of the constructed asset and is amortized over its estimated useful life.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

Building and improvements	15 – 40 years
Machinery and equipment	4 – 10 years
Furniture and fixtures	5 – 10 years
Computer hardware and software	3 – 5 years

Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

Routine maintenance, repairs and replacements are charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized.

Under the provisions of SOP 98-1, we capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and we have authorized further funding for projects which we believe will be completed and used to perform the function intended.

Long-Lived Assets We periodically perform ongoing reviews of underperforming businesses and other long-lived assets for impairment pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." These in-depth reviews may include an analysis of the current operations, capacity utilization etc., in conjunction with the markets in which the businesses are operating. A comparison is performed of the undiscounted projected cash flows of the current operating forecasts to the net book value of the related assets. If it is determined that the full value of the assets may not be recoverable, an appropriate charge to adjust the carrying value of the long-lived assets to fair value may be required.

Intangible Assets Intangible assets primarily include goodwill, which represents the excess of cost over the fair value of acquired companies. Prior to our adoption of SFAS No. 142 on July 1, 2001, goodwill was amortized using the straight-line method over periods ranging from two to forty years. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. SFAS No. 142 is not permitted to be applied retroactively to financial statements of prior periods. Prospectively, goodwill and intangible assets with indefinite useful lives will be tested at least annually for impairment. On an ongoing basis (absent of any impairment indicators), we expect to perform our impairment tests during the June quarter, in connection with our planning process.

Deferred Financing Fees Fees incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

Earnings Per Share Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of capital stock under stock option grants. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased due solely to the dilutive effect of unexercised capital stock options by 0.5 million, 0.2 million and 0.1 million shares in 2002, 2001 and 2000, respectively. Unexercised stock options to purchase our capital stock of 1.2 million, 1.5 million and 1.7 million shares at June 30, 2002, 2001 and 2000, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

Revenue Recognition Revenue from the sale of products is generally recognized when risk of loss, title and insurable risk have transferred to the customer, which in most cases coincides with shipment of the related products. We do not ship product unless we have documentation authorizing shipment to our customers. Historically, we have experienced very low levels of returned product and do not consider the effect of returned product to be material.

Research and Development Costs Research and development costs of $18.3 million, $18.9 million and $19.2 million in 2002, 2001 and 2000, respectively, were expensed as incurred.

Shipping and Handling Fees and Costs All fees billed to customers for shipping and handling are classified as a component of net sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

Income Taxes Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized.

Changes in Accounting Principles On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," resulting in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in accumulated other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001, which establishes new accounting and reporting requirements for goodwill and other intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash pre-tax charge of $252.8 million specific to the electronics (AMSG segment – $82.1 million) and the industrial product group (MSSG segment – $170.7 million) businesses, which were acquired in 1998 as part of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. The initial phase of the impairment tests were performed within six months of adoption of SFAS No. 142 or December 31, 2001, and are required at least annually thereafter. On an ongoing basis (absent of any impairment indicators), we expect to perform our impairment tests during the June quarter, in connection with our annual planning process.

Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001. Impairment adjustments recognized after adoption, if any, are required to be recognized as a component of operating expense.

The carrying amount of goodwill attributable to each segment, after the non-cash charges for the adoption of SFAS No. 142 at June 30, 2002 and 2001 is as follows:

(in thousands)	June 30, 2001	Impairment	Disposals	Translation	June 30, 2002
MSSG	$ 315,463	$ (170,682)	$ –	$ 2,376	$ 147,157
AMSG	249,345	(82,113)	–	310	167,542
J&L Industrial Supply	45,748	–	(6,099)	–	39,649
Full Service Supply	4,707	–	–	–	4,707
Total	$ 615,263	$ (252,795)	$ (6,099)	$ 2,686	$ 359,055

In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate. The remaining lives of these assets, excluding the intangible pension asset, range from one to four years. The components of our intangible assets are as follows:

	June 30, 2002		June 30, 2001	
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	$ 11,910	$ (9,488)	$ 12,098	$ (7,969)
Technology based and other	3,374	(2,423)	5,098	(2,817)
Intangible pension asset	5,564	–	3,087	–
Total	$ 20,848	$ (11,911)	$ 20,283	$ (10,786)

Amortization expense for intangible assets, other than goodwill, was $2.8 million, $3.1 million and $4.7 million for 2002, 2001 and 2000, respectively.

Actual results of operations for the year ended June 30, 2002 and pro forma results of operations for the years ended June 30, 2001 and 2000 had we applied the non-amortization provisions of SFAS No. 142 in these periods are as follows:

			June 30
(in thousands, except per share amounts)	2002	2001	2000
Reported net (loss) income	$ (211,908)	$ 53,288	$ 51,710
Goodwill impairment, net of tax	250,406	–	–
Goodwill amortization, net of tax	–	18,975	19,198
Adjusted net income	$ 38,498	$ 72,263	$ 70,908
Basic earnings per share:			
Reported net (loss) income	$ (6.80)	$ 1.74	$ 1.71
Goodwill impairment	8.04	–	–
Goodwill amortization	–	0.62	0.63
Adjusted net income	$ 1.24	$ 2.36	$ 2.34
Diluted earnings per share:			
Reported net (loss) income	$ (6.70)	$ 1.73	$ 1.70
Goodwill impairment	7.92	–	–
Goodwill amortization	–	0.62	0.63
Adjusted net income	$ 1.22	$ 2.35	$ 2.33

Foreign Currency Translation Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

Derivative Financial Instruments and Hedging Activities From time to time, we use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when the derivative is specifically designated as a hedge of such items. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets.

Forward contracts, purchased options and range forward contracts (a transaction where both a put option is purchased and a call option is sold), designated as cash flow hedges, hedge anticipated cash flows from cross-border intercompany sales of product and services. These contracts mature at various times through August 2003. Gains and losses realized on these contracts at maturity are recorded in accumulated other comprehensive loss, net of tax, and are recognized as a component of other expense (income), net when the underlying sale of product or services are recognized into earnings. We recognized expense of $0.1 million and $0.8 million as a component of other expense, net, in 2002 and 2001, respectively, related to hedge ineffectiveness. The time value component of the fair value of purchased options and range forwards is excluded from the assessment of hedge effectiveness. Based upon foreign exchange and interest rates at June 30, 2002, we expect to recognize into earnings in the next 12 months losses on outstanding derivatives of $2.9 million related to outstanding derivative instruments.

Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge our exposure to interest rate changes on a portion of our floating rate debt, and mature at various times through June 2003. We record the fair value of these contracts in the balance sheet, with the offset to accumulated other comprehensive loss, net of tax. The difference between the amounts to be received and paid under interest rate swap agreements is recognized in interest expense.

Fixed-to-floating interest rate swap agreements, designated as fair value hedges, hedge our exposure to fair value fluctuations on a portion of our fixed rate ten-year Senior Unsecured Notes due to changes in the overall interest rate environment. These contracts mature in June 2012. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offset the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no impact on current year earnings.

Forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting. These contracts are recorded at fair value in the balance sheet, with the offset to other expense (income), net.

In June 2001, we accelerated the payment of certain intercompany sales of product from foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, was deferred in accumulated other comprehensive loss and was recognized in 2002 as the remaining portion of the transactions occurred in 2002.

New Accounting Standards In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan of implementation.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this standard are effective for the fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We are currently evaluating the effects of this standard and are preparing a plan for its implementation.

In April 2002, SFAS No. 145, "Rescission of the FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified.

In July 2002, SFAS No. 146, "Accounting for Exit or Disposal Activities," was issued. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged. We are currently evaluating the effects of the standard and are preparing a plan for its implementation.

Reclassifications Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

Note 3 Acquisitions and Divestitures In 2000, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both Kennametal and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to commence a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired these shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including its special committee comprised of independent directors of the JLK Board.

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten cutting tools and wear parts and is included in our AMSG segment.

In April 2001, we sold ATS Industrial Supply, Inc., our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of approximately $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

On April 19, 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

On May 3, 2002, we signed a definitive agreement to purchase the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188.0 million (approximately $185 million) subject to a purchase price adjustment based on the change in the net assets of Widia from December 31, 2001 to the closing date.

Note 4 Accounts Receivable Securitization Program We have an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. Pursuant to this agreement, we, and several of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation, a wholly-owned, bankruptcy-remote subsidiary (KRC). A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of Kennametal Inc., or any of our other subsidiaries. KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institution which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institution.

We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentrations), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month. The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $2.5 million, $5.7 million and $5.2 million in 2002, 2001 and 2000, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2002 and 2001, we securitized accounts receivable of $95.9 million and $93.7 million, respectively, under this program. Our retained interests in accounts receivable available for securitization and recorded as a component of accounts receivable were $37.1 million and $35.8 million at June 30, 2002 and 2001, respectively.

This agreement is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. The current agreement has an expiration date of June 30, 2003. Non-renewal of this agreement would result in our requirement to otherwise finance the amounts securitized.

We anticipate that the risk of non-renewal of this securitization program with the provider or some other provider is very low. In the event of a decrease of our eligible accounts receivable or non-renewal of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

Note 5 Inventories Inventories consisted of the following:

(in thousands)	2002	2001
Finished goods	$ 260,783	$ 284,801
Work in process and powder blends	91,871	94,231
Raw materials and supplies	34,452	32,130
Inventories at current cost	387,106	411,162
Less LIFO valuation	(42,030)	(37,941)
Total inventories	$ 345,076	$ 373,221

We used the LIFO method of valuing our inventories for approximately 49 and 44 percent of total inventories at June 30, 2002 and 2001, respectively. We use the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

Note 6 Other Current Liabilities Other current liabilities consisted of the following:

(in thousands)	2002	2001
Accrued employee benefits	$ 21,378	$ 21,829
Payroll, state and local taxes	5,234	9,568
Accrued interest expense	1,355	2,803
Other accrued expenses	54,115	49,934
Total other current liabilities	$ 82,082	$ 84,134

Note 7 Long-Term Debt and Capital Leases Long-term debt and capital lease obligations consisted of the following:

(in thousands)	2002	2001
7.2% Senior Unsecured Notes due 2012 net of discount of $1,108 and the fair value of certain interest rate swaps of $934	$ 297,958	$ –
New Credit Agreement, revolving credit loans, 2.905% to 4.775% in 2002, due 2005	81,500	–
Bank Credit Agreement, revolving credit loans, 4.355% to 5.805% in 2001	–	375,000
Euro Credit Agreement, revolving credit loans, 5.389% in 2001	–	179,140
Yen Credit Facility, 0.83% and 1.11% in 2002 and 2001, due 2003	14,083	13,482
Lease of office facilities and equipment with terms expiring through 2008 at 4.45% to 4.73%	8,982	7,906
Other	1,918	9,088
Total debt and capital leases	404,441	584,616
Less current maturities:		
Long-term debt	(14,621)	(524)
Capital leases	(1,933)	(1,507)
Total current maturities	(16,554)	(2,031)
Long-term debt and capital leases	$ 387,887	$ 582,585

Senior Unsecured Notes and New Credit Agreement On June 19, 2002, we issued $300 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing fees. The proceeds of this debt issuance were utilized to repay senior bank indebtedness and for general corporate purposes. Interest is payable semi-annually on June 15th and December 15th of each year commencing December 15, 2002. The Senior Unsecured Notes contain covenants that restrict our ability to create loans, enter into sale-leaseback transactions or certain consolidations or mergers, or sell all or substantially all of our assets.

We also entered into a new three-year, multi-currency, revolving credit facility with a group of financial institutions (New Credit Agreement). This New Credit Agreement permits revolving credit loans of up to $650 million for working capital, capital expenditures and general corporate purposes and replaces the previous Bank Credit

Agreement and Euro Credit Agreement discussed below. Interest payable under this New Credit Agreement is based upon the type of borrowing under the facility and may be (1) the greater of the prime rate and the federal funds effective rate plus 0.50%, (2) Euro-currency rates plus an applicable margin, or (3) a quoted fixed rate offered by one or more lenders at the time of borrowing. The New Credit Agreement contains various restrictive and affirmative covenants including some requiring the maintenance of certain financial ratios.

Our New Credit Agreement contains various covenants with which we must be in compliance including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2002, outstanding borrowings under this agreement were $81.5 million and we had the ability to borrow under this agreement or otherwise have additional debt of up to $262.5 million and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement).

Previous Debt Agreements In 1998, we entered into a $1.4 billion Bank Credit Agreement. Subject to certain conditions, the Bank Credit Agreement permitted term loans of up to $500 million and revolving credit loans of up to $900 million for working capital, capital expenditures and general corporate purposes.

On December 20, 2000, we entered into a EUR 212.0 million Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the previous Bank Credit Agreement and, to the extent the previous Bank Credit Agreement was repaid, for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under then outstanding Euro-denominated forward foreign exchange contracts. The proceeds from the Euro-denominated forward foreign exchange contracts of $191.1 million were used to repay amounts borrowed under our previous Bank Credit Agreement. Subsequently, the availability under the previous Bank Credit Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This charge was recorded as a component of interest expense.

The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the New Credit Agreement.

Future principal maturities of long-term debt are $14.6 million, $0.2 million, $81.7 million, $0.2 million and $0.2 million, respectively, in 2003 through 2007.

Future minimum lease payments under capital leases for the next five years and thereafter in total are as follows:

(in thousands)	
2003	$ 2,343
2004	2,125
2005	1,622
2006	2,488
2007	660
After 2007	942
Total future minimum lease payments	10,180
Less amount representing interest	(1,198)
Amount recognized as capital lease obligation	$ 8,982

Our secured debt at June 30, 2002 are industrial revenue bond obligations of $1.5 million and the capitalized lease obligations of $9.0 million. These obligations are secured by the underlying assets.

Note 8 Notes Payable and Lines of Credit Notes payable to banks of $6.9 million and $22.5 million at June 30, 2002 and 2001, respectively, represent short-term borrowings under international credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2002 rates, totaled $81.5 million at June 30, 2002, of which $74.6 million was unused. The weighted average interest rate for short-term borrowings was 2.78 percent and 5.13 percent at June 30, 2002 and 2001, respectively.

Note 9 Income Taxes Income before income taxes and the provision for income taxes consisted of the following:

(in thousands)	2002	2001[1]	2000
Income before provision for income taxes:			
United States	$ 11,564	$ 35,108	$ 59,679
International	47,487	59,221	40,732
Total income before provision for income taxes and minority interest	$ 59,051	$ 94,329	$ 100,411
Current income taxes:			
Federal	$ (17,303)	$ 26,435	$ 16,053
State	1,070	5,034	1,729
International	19,255	15,234	19,861
Total current income taxes	3,022	46,703	37,643
Deferred income taxes	15,878	(9,403)	6,057
Provision for income taxes	$ 18,900	$ 37,300	$ 43,700
Effective tax rate	32.0%	39.5%	43.5%

[1] Taxes of $16.8 million in 2001 were previously classified as current and have been reclassified to deferred taxes in the 2001 presentation.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)	2002	2001	2000
Income taxes at U.S. statutory rate	$ 20,668	$ 33,015	$ 35,144
State income taxes, net of federal tax benefits	2,656	2,696	528
Nondeductible goodwill	–	5,557	5,605
International tax rate differences	(5,773)	(4,899)	(123)
International losses with no related tax benefits	990	1,135	2,527
Other	359	(204)	19
Provision for income taxes	$ 18,900	$ 37,300	$ 43,700

Deferred tax assets and liabilities consisted of the following:

(in thousands)	2002	2001[1]
Deferred tax assets:		
Net operating loss carryforwards	$ 9,602	$ 11,820
Inventory valuation and reserves	23,630	39,507
Other postretirement benefits	18,721	18,087
Accrued employee benefits	17,962	16,771
FTC carryforward	3,525	–
Other	23,917	10,575
Total	97,357	96,760
Valuation allowance	(6,600)	(7,411)
Total deferred tax assets	$ 90,757	$ 89,349
Deferred tax liabilities:		
Tax depreciation in excess of book	$ 47,321	$ 43,088
Pension benefits	16,827	9,967
Other	7,804	15,914
Total deferred tax liabilities	$ 71,952	$ 68,969

[1] Taxes of $16.8 million in 2001 were previously classified as current and have been reclassified to deferred taxes in the 2001 presentation.

Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2002, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax effect that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 2002 are unrealized tax benefits totaling $9.6 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, $2.6 million (net of a $2.1 million valuation allowance) relates to net operating loss carryforwards in the United Kingdom and Germany, which can be carried forward indefinitely. The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations that are fully reserved and the majority of which expire over the next five years.

Note 10 Pension and Other Postretirement and Postemployment Benefits We sponsor several pension plans that cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions." We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. In 2000, we made a qualified transfer of pension assets of $2.2 million from a U.S. pension plan to pay for medical benefit claims and administrative expenses incurred for postretirement health care benefits.

We presently provide varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with 10 or more years of service after age 40. Beginning with retirements on or after January 1, 1998, our portion of the costs of postretirement health care benefits are capped at 1996 levels.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 373,695	$ 354,314
Service cost	10,706	11,317
Interest cost	26,286	26,368
Participant contributions	642	722
Actuarial (gains) losses	1,865	4,562
Benefits paid	(19,489)	(18,649)
Effect of curtailment and other	489	305
Foreign currency translation adjustments	5,950	(5,244)
Other	516	–
Benefit obligation, end of year	$ 400,660	$ 373,695
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 443,217	$ 472,208
Actual return on plan assets	(25,245)	(10,433)
Company contributions	1,947	2,501
Participant contributions	642	722
Benefits paid	(19,489)	(18,649)
Other	21	(660)
Foreign currency translation adjustments	2,295	(2,472)
Fair value of plan assets, end of year	$ 403,388	$ 443,217
Funded status of plans	$ 2,728	$ 69,522
Unrecognized transition obligation	963	(1,268)
Unrecognized prior service cost	4,538	4,451
Unrecognized actuarial losses (gains)	20,379	(55,860)
Minimum pension liability	(12,759)	(8,906)
Net accrued benefit	$ 15,849	$ 7,939
Amounts recognized in the balance sheet consist of:		
Prepaid benefit	$ 48,665	$ 32,205
Accrued benefit obligation	(32,816)	(24,266)
Net accrued benefit	$ 15,849	$ 7,939

Prepaid pension benefits are included in other long-term assets. Accrued pension benefit obligations are included in other long-term liabilities. U.S. defined benefit pension plan assets consist principally of common stocks, corporate bonds and U.S. government securities. International defined benefit pension plan assets consist principally of common stocks, corporate bonds and government securities.

To the best of our knowledge and belief, the asset portfolios of our defined benefit plans do not contain our capital stock. We do not issue insurance contracts to cover future annual benefits of defined benefit plan participants. Transactions between us and our defined benefit plans include the reimbursement of plan expenditures incurred by us on behalf of the plans. To the best of our knowledge and belief, the reimbursement of cost is permissible under current ERISA or local government law.

Included in the above information are international pension plans with accumulated benefit obligations exceeding the fair value of plan assets as follows:

(in thousands)	2002	2001
Projected benefit obligation	$ 58,343	$ 54,279
Accumulated benefit obligation	54,534	53,283
Fair value of plan assets	28,709	28,263

The components of net pension (benefit) cost include the following:

(in thousands)	2002	2001	2000
Service cost	$ 10,706	$ 11,317	$ 13,414
Interest cost	26,286	26,368	25,187
Expected return on plan assets	(44,879)	(43,526)	(39,388)
Amortization of transition obligation	(1,998)	(2,052)	(2,030)
Amortization of prior service cost	477	428	514
Recognition of actuarial gains	(2,821)	(2,836)	(1,662)
Other	(488)	–	–
Net benefit	$ (12,717)	$ (10,301)	$ (3,965)

The significant actuarial assumptions used to determine the present value of net pension obligations were as follows:

(in thousands)	2002	2001	2000
Discount rate:			
U.S. plans	7.3%	7.5%	8.0%
International plans	6.0 – 6.8%	5.5 – 6.8%	5.5 – 7.0%
Rates of future salary increases:			
U.S. plans	4.5%	4.5%	4.5%
International plans	3.3 – 4.0%	3.0 – 4.3%	3.5 – 4.3%
Rates of return on plan assets:			
U.S. plans	9.5%	10.0%	10.0%
International plans	6.5 – 7.3%	6.5 – 8.0%	6.5 – 8.0%

The funded status of our other postretirement benefit plan and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 41,122	$ 36,064
Service cost	1,291	1,130
Interest cost	2,950	2,744
Actuarial losses	165	4,667
Benefits paid	(3,408)	(3,483)
Benefit obligation, end of year	$ 42,120	$ 41,122
Funded status of plans	$ (42,120)	$ (41,122)
Unrecognized prior service cost	1,078	1,484
Unrecognized actuarial gains	(4,279)	(4,823)
Net accrued obligation	$ (45,321)	$ (44,461)

The components of other postretirement cost include the following:

(in thousands)	2002	2001	2000
Service cost	$ 1,291	$ 1,130	$ 1,168
Interest cost	2,950	2,744	2,536
Amortization of prior service cost	406	406	406
Recognition of actuarial gains	(247)	(753)	(465)
Net cost	$ 4,400	$ 3,527	$ 3,645

Accrued postretirement benefit obligations of $42.1 million and $41.1 million at June 30, 2002 and 2001, respectively, are included in other long-term liabilities. The discount rate used to determine the present value of the other postretirement benefit obligation was 7.3%, 7.5% and 8.0% in 2002, 2001 and 2000, respectively. The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 10.0% in 2002 and was assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the cost components and obligation for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2002:

(in thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 190	$ (170)
Effect on other postretirement benefit obligation	1,750	(1,540)

In addition we maintain a supplemental early retirement plan for various eligible executives. The accrued benefit obligation of $13.9 million related to this plan, is included as a component of other long-term liabilities at June 30, 2002. We do not maintain any assets to fund the obligations under this plan.

We also sponsor several defined contribution pension plans. Pension costs for defined contribution plans were $9.1 million, $12.1 million and $9.8 million in 2002, 2001 and 2000, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in our capital stock, resulting in the issuance of 102,013 and 247,860 shares during 2002 and 2001, respectively, with a market value of $3.8 million and $6.9 million, respectively. We temporarily suspended all company contributions to the defined contribution plans effective January 1, 2002.

We provide for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." We accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 2002, 2001 and 2000.

Note 11 Accumulated Other Comprehensive Loss The components of accumulated other comprehensive loss consist of the following:

As of June 30, 2002 *(in thousands)*	Pre-tax	Tax	After-tax
Unrealized loss on marketable equity securities available-for-sale	$ (791)	$ (301)	$ (490)
Unrealized loss on derivatives designated and qualified as cash flow hedges	(9,339)	(3,543)	(5,796)
Minimum pension liability adjustment	(7,195)	(2,730)	(4,465)
Foreign currency translation adjustments	(47,520)	(3,492)	(44,028)
Total accumulated other comprehensive loss	$ (64,845)	$ (10,066)	$ (54,779)

As of June 30, 2001 *(in thousands)*	Pre-tax	Tax	After-tax
Unrealized gain on marketable equity securities available-for-sale	$ 2,104	$ 820	$ 1,284
Unrealized loss on derivatives designated and qualified as cash flow hedges	(4,203)	(1,681)	(2,522)
Minimum pension liability adjustment	(5,819)	(2,299)	(3,520)
Foreign currency translation adjustments	(62,602)	4,530	(67,132)
Total accumulated other comprehensive loss	$ (70,520)	$ 1,370	$ (71,890)

Note 12 Restructuring and Asset Impairment Charges

2002 AMSG and MSSG Restructuring In November 2001, we announced a restructuring program whereby we expected to recognize special charges of $15 to $20 million, including period costs, for the closure of three manufacturing locations and the relocation of the production of a certain product line to another plant, and associated workforce reductions. This was done in response to continued steep declines in the end market demand in the electronics and industrial products groups businesses. Additionally, we implemented other worldwide workforce reductions and facility closures in these segments in reaction to the declines in our end markets. All initiatives under this program have been implemented and completed and all charges have been taken.

We implemented the measures associated with the closing and consolidation of the Advanced Materials Solutions Group (AMSG) electronics facility in Chicago, Ill., and Metalworking Solutions & Services Group (MSSG) industrial product group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The total charge to date of $17.3 million includes non-cash items of $5.4 million. The components of the charges and the accrual at June 30, 2002 for this program are as follows:

(in thousands)	2002 Expense	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2002
Facility rationalizations	$ 14,801	$ (5,387)	$ (6,437)	$ 2,977
Employee severance	2,525	–	(1,305)	1,220
Total	$ 17,326	$ (5,387)	$ (7,742)	$ 4,197

The restructuring accrual at June 30, 2002 represents future cash payments for these obligations, of which the majority are expected to occur over the next 12 months. Additionally, as part of these actions, we recorded a non-cash charge of $1.0 million, net of salvage value, associated with the abandonment and scrapping of inventory. This charge was recorded as a component of cost of goods sold. We also incurred period costs associated with these actions of $1.5 million during 2002, which were expensed as incurred as a component of cost of goods sold.

2002 and 2001 J&L and FSS Business Improvement Program In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. In the Full Service Supply (FSS) segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In anticipation of migrating to a new business system, we capitalized costs associated with the development of system functionality specifically designed for the J&L business. In the December 2001 quarter, after further evaluation of the development of the system, we determined it was no longer feasible that J&L would use this portion of the business system because the vendor ceased supporting the system. Therefore, we recorded the non-cash charge of $5.3 million representing the portion of costs capitalized in connection with system enhancements specifically for the J&L business. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals.

All initiatives under this business improvement program have been implemented and completed and all charges have been taken. The components of the 2002 and 2001 charges and the restructuring accrual at June 30, 2002 and 2001, are as follows:

(in thousands)	2001 Expense	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2001
J&L business improvement program:				
Employee severance	$ 2,475	$ –	$ (2,224)	$ 251
Facility closures	2,453	(987)	(526)	940
FSS business improvement program	571	–	(430)	141
Total	$ 5,499	$ (987)	$ (3,180)	$ 1,332

(in thousands)	Accrual at June 30, 2001	2002 Expense	Expense Adjustments	Asset Write-Downs	Cash Expenditures	Accrual at June 30, 2002
J&L business improvement program:						
Employee severance	$ 251	$ 2,479	$ 6	$ –	$ (2,370)	$ 366
Facility closures	940	1,731	93	(572)	(1,398)	794
Business system	–	5,257	–	(5,257)	–	–
FSS business improvement program	141	706	(71)	–	(548)	228
Total	$ 1,332	$ 10,173	$ 28	$ (5,829)	$ (4,316)	$ 1,388

The expense adjustments for the facility closures were due to incremental costs incurred to exit these facilities. The other expense adjustments relate to reductions in actual amounts paid for severance costs compared to what was initially anticipated. We recorded expense adjustments as a component of restructuring and asset impairment charges.

In connection with the 2001 J&L charge for exiting the warehouses and the satellite closures, we recorded a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold.

As a part of the J&L facility closures, in 2002 we recorded a charge of $0.6 million, net of salvage value, associated with the abandonment and scrapping of inventory at these locations. This charge was recorded as a component of cost of goods sold.

2001 Core-Business Resize Program In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under these programs have been implemented. Cash expenditures were $1.9 million and $2.2 million in 2002 and 2001, respectively. The restructuring accrual at June 30, 2002 of $0.4 million represents projected payments, the majority of which are expected to occur over the next 12 months.

2000 Restructuring Program In 2000, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated workforce reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition ourselves to become the premier tooling solutions supplier. The components of the charges were $4.8 million for asset impairment charges, $7.4 million for employee severance, $6.3 million for facility rationalizations and $0.1 million for product rationalization.

The asset impairment charges of $4.8 million consisted of a charge of $1.7 million related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand. In addition, we recorded an asset impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The $7.4 million in employee severance related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global workforce reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided.

The $6.3 million charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom; a circuit board drill plant in Janesville, Wisc.; a German warehouse facility; and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

In 2001, we incurred period costs of $0.3 million related to these initiatives which were included in cost of goods sold as incurred. In 2000, we incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred. As of June 30, 2002, $0.3 million remains accrued for facility rationalizations and is expected to be paid within the next 12 months. Adjustments to the original amounts accrued were immaterial.

We continue to review our business strategies and pursue other cost-reduction activities in all business segments, some of which could result in future charges.

Note 13 Financial Instruments The fair values of our financial instruments at June 30, 2002 and 2001 approximate the carrying values of such instruments. The methods used to estimate the fair value of our financial instruments are as follows:

Cash and Equivalents, Current Maturities of Long-Term Debt and Notes Payable to Banks The carrying amounts approximate their fair value because of the short maturity of the instruments.

Marketable Equity Securities The fair value is estimated based on the quoted market price of this security, as adjusted for the currency exchange rate at June 30.

Long-Term Debt Fair value was determined using discounted cash flow analysis and our incremental borrowing rates for similar types of arrangements.

Foreign Exchange Contracts The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $197.7 million and $109.7 million at June 30, 2002 and 2001, respectively. We would have received $2.5 million and $1.6 million at June 30, 2002 and 2001, respectively, to settle these contracts, representing the fair value of these agreements. Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2002 and 2001. Fair value was estimated based on quoted market prices of comparable instruments.

Interest Rate Swap Agreements At June 30, 2002 and 2001, we had interest rate swap agreements outstanding that effectively convert a notional amount of $150.0 million and $200.0 million, respectively, of debt from floating to fixed interest rates. The agreements outstanding at June 30, 2002 mature at various times between July 2002 and June 2003. At June 30, 2002 and 2001, we would have paid $5.5 million and $6.6 million, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements. Additionally, at June 30, 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the ten-year Senior Unsecured Notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one time optional early termination by the bank counterparty in June 2007 at the then prevailing market value of the swap agreements. At June 30, 2002, we would have received $0.9 million to settle these interest rate swap agreements, which represents the fair value of these agreements.

Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2002 and 2001. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that we would receive or pay to terminate the agreements at year end.

Concentrations of Credit Risk Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2002 and 2001, we had no significant concentrations of credit risk.

Note 14 Stock Options, Awards and Purchase Plan Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. We have four plans under which options may be granted: the 1992 plan, the 1996 plan and two 1999 plans. No options may be granted under the 1992 plan after October 2002, no options may be granted under the 1996 plan after October 2006 and no options may be granted under the 1999 plans after April and October 2009. No charges to income have resulted from grants under any of the plans.

Under provisions of the plans, participants may deliver our stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair value of shares delivered in each of 2002 and 2001 was $0.2 million. Shares delivered in 2000 were not significant.

We measure compensation expense related to stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, at the time options are granted, no compensation expense was recognized in the accompanying consolidated financial statements due to the option strike price being greater than or equal to the market value of the stock on the grant date. If compensation expense was determined based on the estimated fair value of options granted in 2002, 2001 and 2000, consistent with the methodology in SFAS No. 123, "Accounting for Stock Based Compensation," our 2002, 2001 and 2000 net income and earnings per share would be reduced to the pro forma amounts indicated below:

(in thousands, except per share data)	2002	2001	2000
Net (loss) income:			
As reported	$ (211,908)	$ 53,288	$ 51,710
Pro forma	(215,511)	50,802	50,287
Basic (loss) earnings per share:			
As reported	(6.80)	1.74	1.71
Pro forma	(6.91)	1.66	1.66
Diluted (loss) earnings per share:			
As reported	(6.70)	1.73	1.70
Pro forma	(6.86)	1.65	1.66

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	4.6%	5.9%	6.6%
Expected life (years)	5	5	5
Expected volatility	34.0%	33.2%	31.1%
Expected dividend yield	1.8%	2.4%	2.5%

Stock option activity for 2002, 2001 and 2000 is set forth below:

	2002		2001		2000	
(number of options)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	2,913,436	$ 32.08	2,856,298	$ 33.05	2,635,256	$ 33.84
Granted	964,025	38.67	726,850	25.51	317,600	27.01
Exercised	(382,542)	28.54	(263,719)	22.48	(20,808)	19.81
Lapsed and forfeited	(187,065)	45.24	(405,993)	34.40	(75,750)	38.86
Options outstanding, end of year	3,307,854	$ 33.75	2,913,436	$ 32.08	2,856,298	$ 33.05
Options exercisable, end of year	1,882,539	$ 33.37	1,959,311	$ 34.99	2,025,723	$ 35.30
Weighted average fair value of options granted during the year		$ 12.24		$ 7.95		$ 8.30

Stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$20.63 – $23.94	330,733	6.90	$ 22.88	300,733	$ 22.79
24.47	438,839	8.06	24.47	132,574	24.47
24.75 – 26.41	421,644	7.21	25.98	350,145	26.04
26.88 – 31.69	450,113	6.50	30.48	369,953	30.69
31.84 – 38.30	360,800	4.72	36.81	303,334	38.86
38.44	640,850	9.08	38.44	2,000	38.44
38.51 – 48.56	528,875	7.22	44.89	287,800	48.56
49.25 – 53.97	136,000	5.50	51.61	136,000	51.61
	3,307,854	7.22	$ 33.75	1,882,539	$ 33.37

In addition to stock option grants, several plans permit the award of restricted stock to directors, officers and key employees. During 2002, 2001 and 2000, we granted restricted stock awards of 124,298, 75,790 and 34,800 shares, respectively, which vest over periods of one to six years from the grant date. For some grants, vesting may accelerate due to achieving certain performance goals. Accordingly, a portion of the total cost of these awards of $4.7 million, $1.9 million and $1.1 million for 2002, 2001 and 2000, respectively, is considered unearned compensation. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $2.0 million, $2.6 million and $1.6 million in 2002, 2001 and 2000, respectively.

On October 24, 2000, our shareowners approved the Employee Stock Purchase Plan (ESPP), which provides for the purchase by employees of up to 1.5 million shares of capital stock through payroll deductions. Employees who choose to participate in the ESPP receive an option to purchase capital stock at a discount equal to the lower of 85 percent of the fair market value of the capital stock on the first or last day of a purchase period. The ESPP was launched on February 1, 2001 and employees purchased 24,944 and 9,241 shares under the ESPP during 2002 and 2001, respectively.

Note 15 Environmental Matters We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters. At June 30, 2002, we have an accrual of $2.8 million recorded relative to this environmental issue.

Additionally, we also maintain reserves for other potential environmental issues associated with our Greenfield operations and a location operated by our German subsidiary. At June 30, 2002, the total of these accruals was $1.4 million and represents anticipated costs associated with the remediation of these issues.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

Note 16 Commitments and Contingencies

Legal Matters Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial positions or results of operations.

Lease Commitments We lease a wide variety of facilities and equipment under operating leases, primarily for warehouses, production and office facilities and equipment. Lease expense under these rentals amounted to $23.5 million, $24.2 million and $22.3 million in 2002, 2001 and 2000, respectively. Future minimum lease payments for non-cancelable operating leases are $18.8 million, $14.7 million, $11.5 million, $9.6 million and $5.4 million for the years 2003 through 2007 and $12.6 million thereafter.

Purchase Commitments We have purchase commitments for materials, supplies, and machinery and equipment as part of the ordinary conduct of business. A few of these commitments extend beyond one year and are based on minimum purchase requirements. In the aggregate, we believe these commitments are not at prices in excess of current market.

Other Contractual Obligations We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

Related Party Transactions We do not have any related party transactions that affect our operations, results of operations, cash flow or financial condition.

Note 17 Rights Plan On July 24, 2000, our Board of Directors adopted a new shareowner rights plan to replace our previous plan, which had been in effect since 1990. The new plan became effective upon the expiration of the previous plan on November 2, 2000 and provided for the distribution to shareowners of one stock purchase right for each share of capital stock held as of September 5, 2000. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $120 (subject to adjustment).

The rights are exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of our capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the other shareowners to receive that number of shares of capital stock having a market value of two times the exercise price. If we are acquired in a merger or other business combination, each right will entitle the shareowners to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2010 and are subject to redemption at $0.01 per right.

Note 18 Segment Data We operate four global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS), and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2002, 2001 or 2000. Export sales from U.S. operations to unaffiliated customers were $65.1 million, $78.7 million and $75.8 million in 2002, 2001 and 2000, respectively.

Metalworking Solutions & Services Group In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

Advanced Materials Solutions Group In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products.

J&L Industrial Supply In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sale flyers, telemarketing, the Internet and field sales.

Full Service Supply In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

Segment detail is summarized as follows:

(in thousands)	2002	2001	2000
External sales:			
MSSG	$ 897,157	$ 999,813	$1,029,395
AMSG	307,668	352,933	345,447
J&L	226,010	296,264	333,061
FSS	152,907	158,886	158,675
Total external sales	$1,583,742	$1,807,896	$1,866,578
Intersegment sales:			
MSSG	$ 116,467	$ 111,780	$ 134,398
AMSG	24,167	28,167	25,263
J&L	2,083	3,823	5,038
FSS	2,747	5,278	7,827
Total intersegment sales	$ 145,464	$ 149,048	$ 172,526
Total sales:			
MSSG	$1,013,624	$1,111,593	$1,163,793
AMSG	331,835	381,100	370,710
J&L	228,093	300,087	338,099
FSS	155,654	164,164	166,502
Total sales	$1,729,206	$1,956,944	$2,039,104

Segment detail *(continued)*

(in thousands)	2002	2001	2000
Operating income (loss):			
MSSG	$ 97,323	$ 130,558	$ 131,676
AMSG	26,781	43,270	41,204
J&L	(681)	3,689	17,208
FSS	2,014	7,541	12,021
Corporate	(34,120)	(28,658)	(43,330)
Total operating income	91,317	156,400	158,779
Interest expense	32,627	50,381	55,079
Other (income) expense, net	(361)	11,690	3,289
Income before income taxes and minority interest	$ 59,051	$ 94,329	$ 100,411
Depreciation and amortization:			
MSSG	$ 51,897	$ 62,374	$ 64,727
AMSG	12,065	21,024	21,892
J&L	2,398	8,400	9,044
FSS	1,852	804	342
Corporate	5,417	4,695	5,641
Total depreciation and amortization	$ 73,629	$ 97,297	$ 101,646
Equity income (loss):			
MSSG	$ 629	$ 470	$ 615
AMSG	(16)	(15)	(18)
Total equity income	$ 613	$ 455	$ 597
Total assets:			
MSSG	$ 738,654	$ 937,863	$ 978,188
AMSG	361,122	429,981	475,741
J&L	178,728	224,939	218,247
FSS	56,078	63,056	69,435
Corporate	189,029	169,603	199,510
Total assets	$1,523,611	$1,825,442	$1,941,121
Capital expenditures:			
MSSG	$ 26,257	$ 32,913	$ 35,125
AMSG	8,168	7,947	7,235
J&L	2,537	2,679	6,939
FSS	437	439	760
Corporate	6,641	15,951	604
Total capital expenditures	$ 44,040	$ 59,929	$ 50,663
Investments in affiliated companies:			
MSSG	$ 8,354	$ 3,688	$ 3,006
AMSG	3,327	187	(435)
Total investments in affiliated companies	$ 11,681	$ 3,875	$ 2,571

During 2002, all operating segments experienced lower operating income as a result of reduced sales levels as compared to the prior year. Additionally, MSSG and AMSG operating income was reduced by $10.2 million and $8.0 million, respectively, in restructuring charges associated with the closing and consolidation of various facilities (see Note 12). The operating income for J&L and FSS reflects $10.1 million and $0.6 million, respectively, in charges related to those segments' business improvement programs and $1.0 million of restructuring charges were included in the corporate operating loss (see Note 12).

Total assets of both MSSG and AMSG are lower due to the effects of the goodwill impairment charges of $170.7 million and $82.1 million, respectively, recognized in 2002 (see Note 2).

J&L operating income for 2001 was reduced by $5.0 million related to restructuring and asset impairment charges, $3.0 million related to product pruning initiatives (see Note 12), and $2.1 million of costs primarily related to the tender offer to acquire the minority shares of JLK (see Note 3). MSSG, AMSG, FSS and Corporate operating income for 2001 was reduced by $3.3 million, $0.9 million, $0.6 million and $0.4 million, respectively, related to restructuring charges (see Note 12).

MSSG operating income for 2000 was reduced by $11.0 million related to asset impairment charges, costs associated with facility and product rationalizations, and employee severance (see Note 12). AMSG operating income for 2000 was reduced by $4.8 million related to costs associated with facility rationalizations including costs to exit a related joint venture, employee severance and asset impairment charges (see Note 12). J&L operating income for 2000 was reduced by $0.6 million related to employee severance costs (see Note 12) and $0.2 million related to the evaluation of strategic alternatives (see Note 3). Corporate operating income for 2000 was reduced by $3.0 million related to environmental remediation costs (see Note 15), $2.2 million related to employee severance costs (see Note 12), and $0.6 million related to the evaluation of strategic alternatives (see Note 3).

Geographic information for sales, based on country of origin, and assets is follows:

(in thousands)	2002	2001	2000
External sales:			
United States	$1,085,297	$1,267,506	$1,318,806
Germany	171,199	192,283	196,533
United Kingdom	79,906	86,670	96,220
Canada	51,814	61,335	60,823
Other	195,526	200,102	194,196
Total external sales	$1,583,742	$1,807,896	$1,866,578
Total assets:			
United States	$1,087,716	$1,368,055	$1,485,695
Germany	162,900	166,259	154,534
United Kingdom	91,548	93,432	92,463
Canada	20,776	33,982	28,203
Other	160,671	163,714	180,226
Total assets	$1,523,611	$1,825,442	$1,941,121

Note 19 Subsequent Event

On August 30, 2002, we completed the acquisition of the Widia Group from Milacron, Inc. for approximately EUR 188 million (approximately $185 million) in cash, subject to a purchase price adjustment based upon the change in the net assets of Widia from December 31, 2001 to the closing date.

Widia, with approximately $240 million in sales in calendar 2001, is a leading manufacturer and marketer of metalworking tools, engineered products and related services in Europe and India. Widia has an extensive product line of metalworking consumables, and is a recognized leader in milling applications. Widia employs approximately 3,400 employees, and operates eight manufacturing facilities in Europe and two in India. We currently intend on integrating the operations of the Widia Group with existing operations. Widia sells primarily through direct sales and service personnel in many European countries.

The funding of the Widia acquisition was taken into consideration as part of the recently completed comprehensive refinancing of our capital structure.

Selected Quarterly Financial Data (Unaudited)

(in thousands, except per share data)	Quarter Ended Sep. 30	Dec. 31	Mar. 31	Jun. 30
Fiscal 2002				
Net sales	$ 406,654	$ 380,338	$ 393,852	$ 402,898
Gross profit	129,839	116,465	127,647	136,873
Income (loss) before cumulative effect of change in accounting principle	12,444	(2,460)	13,144	15,370
Net (loss) income	(237,962)	(2,460)	13,144	15,370
Basic earnings (loss) per share before cumulative effect of change in accounting principle	0.40	(0.08)	0.42	0.49
Diluted earnings (loss) per share before cumulative effect of change in accounting principle	0.40	(0.08)	0.42	0.48
Basic (loss) earnings per share	(7.68)	(0.08)	0.42	0.49
Diluted (loss) earnings per share	(7.57)	(0.08)	0.42	0.48
Fiscal 2001				
Net sales	$ 453,635	$ 443,565	$ 468,191	$ 442,505
Gross profit	152,616	151,416	164,507	147,181
Net income	9,342	13,524	20,394	10,028
Basic earnings per share	0.30	0.44	0.67	0.32
Diluted earnings per share	0.30	0.44	0.66	0.32

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

The first quarter loss in 2002 reflects the charge for the recognition of $250.4 million ($7.97 per share), net of tax, of goodwill impairment resulting from the adoption of SFAS No. 142. December 2001 earnings were reduced by special charges of $18.3 million ($0.40 per share) related to business improvement plans and asset impairment charges. March 2002 earnings were lower due to reduced revenue, as compared to the prior year, partially offset by lower operating expense, interest costs and the elimination of goodwill amortization. June 2002 earnings included $2.4 million less in special charges than did the same quarter of 2001, primarily associated with the J&L business improvement program.

September 2000 earnings were reduced by pretax charges of $3.3 million ($0.06 per share), including $1.6 million ($0.03 per share) related to restructuring charges and $1.7 million ($0.03 per share) primarily related to the tender offer to acquire the minority shares of JLK Direct Distribution Inc., and an after-tax charge of $0.6 million ($0.02 per share) related to a change in accounting principle. December 2000 earnings were reduced by pretax charges of $1.1 million ($0.03 per share) primarily related to restructuring charges. March 2001 earnings were reduced by pretax charges of $3.2 million ($0.06 per share) primarily related to restructuring and asset impairment charges. June 2001 earnings were reduced by pretax charges of $13.9 million ($0.27 per share) primarily related to a loss on divestiture and restructuring and product pruning charges.

Stock Price Ranges and Dividends Paid (Unaudited) Our common stock is traded on the New York Stock Exchange (symbol KMT). The number of shareowners of record as of August 9, 2002 was 3,206. Stock price ranges and dividends declared and paid were as follows:

	Quarter Ended Sep. 30	Dec. 31	Mar. 31	Jun. 30
Fiscal 2002				
High	$ 39.79	$ 41.37	$ 42.70	$ 43.00
Low	28.43	30.12	35.15	34.65
Dividends	0.17	0.17	0.17	0.17
Fiscal 2001				
High	$ 26.44	$ 30.69	$ 33.00	$ 37.37
Low	21.19	24.44	25.30	26.67
Dividends	0.17	0.17	0.17	0.17

Report of Management

To the Shareowners of Kennametal Inc. We are responsible for the integrity of all information contained in this report. We prepared these financial statements and related information in accordance with accounting principles generally accepted in the United States of America and, as such, amounts contained in this report are based on our best judgment and estimates.

We maintain a system of policies, procedures and controls designed to provide reasonable, but not absolute, assurance that the financial data and records are reliable in all material respects and that assets are safeguarded from improper or unauthorized use. We maintain an active internal audit department that monitors compliance with this system.

The Board of Directors, acting through its Audit Committee, is ultimately responsible for determining that we fulfill our responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with us, the internal auditors and the independent public accountants to discuss auditing and financial reporting matters. The internal auditors and independent public accountants have full access to the Audit Committee without our presence.

We have always placed the utmost importance on conducting our business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business ethics and conduct that is distributed to all employees.

Markos I. Tambakeras
Chairman of the Board,
President and Chief Executive Officer
Shareowner

F. Nicholas Grasberger III
Vice President and
Chief Financial Officer
Shareowner

July 26, 2002

Report of Audit Committee

To the Shareowners of Kennametal Inc. The Audit Committee of the Board of Directors, composed of four independent directors, met seven times during the year ended June 30, 2002.

The Audit Committee monitors the financial reporting process for accuracy, completeness and timeliness. In fulfilling our responsibility, the committee recommended to the Board of Directors the appointment of PricewaterhouseCoopers LLP as independent public accountants. The Audit Committee reviewed with management, the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The committee evaluated with management, Kennametal's annual and quarterly reporting process and the adequacy of internal controls. The committee met with the internal auditors and independent public accountants, with and without management present, to review the results of their examinations, their evaluations of internal controls and the overall quality of Kennametal's financial reporting.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.

Kathleen J. Hempel
Chairperson, Audit Committee
Shareowner

July 22, 2002

Report of Independent Accountants

To the Shareowners of Kennametal Inc. In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Kennametal Inc. and its subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kennametal Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Kennametal Inc. as of June 30, 2001, and for each of the two years in the period ended June 30, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements, before the revision described in Note 2, in their report dated July 20, 2001.

As discussed above, the financial statements of Kennametal Inc. as of June 30, 2001, and for each of the two years in the period ended June 30, 2001, were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by Kennametal Inc. as of July 1, 2001. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 financial statements of Kennametal Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
July 26, 2002, except for Note 19 as to which the date is August 30, 2002

The following report is a copy of a previously issued report by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP. Arthur Andersen LLP has not consented to its inclusion; therefore, an investor's ability to recover any potential damage may be limited.

Report of Previous Independent Public Accountants

To the Shareowners of Kennametal Inc. We have audited the accompanying consolidated balance sheets of Kennametal Inc. (a Pennsylvania corporation) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 20, 2001

Eleven-Year Financial Highlights

(dollars in thousands, except per share data)		2002	2001	2000
Operating Results				
Net sales	(1)	$1,583,742	$1,807,896	$1,866,578
Cost of goods sold	(1)	1,072,918	1,192,176	1,228,685
Operating expense	(1)	389,396	425,641	434,136
Interest expense		32,627	50,381	55,079
Restructuring, asset impairment and other special charges	(2)	30,189	21,458	22,412
Income taxes		18,900	37,300	43,700
Accounting changes, net of tax	(3)	250,406	599	–
Net (loss) income	(4)	(211,908)	53,288	51,710
Financial Position				
Net working capital		$ 375,284	$ 386,711	$ 397,403
Inventories		345,076	373,221	410,885
Property, plant and equipment, net		435,116	472,874	498,784
Total assets		1,523,611	1,825,442	1,941,121
Long-term debt, including capital leases		387,887	582,585	637,686
Total debt, including capital leases		411,367	607,115	699,242
Total shareowners' equity	(5)	713,962	796,769	780,254
Per Share Data				
Basic (loss) earnings		$ (6.80)	$ 1.74	$ 1.71
Diluted (loss) earnings	(4)	(6.70)	1.73	1.70
Dividends		0.68	0.68	0.68
Book value (at June 30)		20.51	25.84	25.56
Market price (at June 30)		36.60	36.90	21.44
Other Data				
Capital expenditures		$ 44,040	$ 59,929	$ 50,663
Number of employees (at June 30)		11,660	12,570	13,210
Average sales per employee	(1)	$ 131	$ 139	$ 140
Basic weighted average shares outstanding (000)	(5)	31,169	30,560	30,263
Diluted weighted average shares outstanding (000)	(5)	31,627	30,749	30,364
Key Ratios				
Sales growth	(1)	(12.4)%	(3.1)%	(2.5)%
Gross profit margin	(1)	32.3	34.1	34.2
Operating profit margin	(1)	5.8	8.7	8.5
Return on sales	(1) (4)	(13.4)	2.9	2.8
Return on average shareowners' equity	(4)	(38.3)	6.8	6.9
Total debt to total capital		36.2	42.9	45.6
Inventory turnover	(1)	2.9x	3.1x	2.9x

n.m. – Not meaningful

Notes

[1] Amounts and percentages for 2000, 1999, 1998 and 1997 were adjusted to reclassify shipping and handling fees to net sales and shipping and handling costs to cost of goods sold as required by Emerging Issues Task Force 00-10, "Accounting for Shipping and Handling Fees and Costs." It was not practicable to restate periods prior to 1997.

[2] In 2002, unusual or nonrecurring items primarily reflect restructuring charges incurred related to operational improvement programs and a loss on divestiture. Unusual or nonrecurring items reflect costs associated with restructuring and asset impairment charges related to operational improvement programs, a loss on divestiture and costs primarily associated with the JLK tender offer in 2001; costs associated with environmental remediation, strategic alternatives and restructuring and asset impairment charges related to operational improvement programs initiated in 2000; costs associated with the acquisition of shares of Toshiba Tungaloy and restructuring and asset impairment charges related to operational improvement programs initiated in 1999; deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998; restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C. to Latrobe, Pa., and to close a manufacturing facility in 1996; restructuring and integration costs associated with the acquisition of Hertel AG in 1994; and settlement and partial reversal of accrued patent litigation costs in 1993.

[3] Accounting changes in 2002 reflect the non-cash charge related to goodwill impairment recorded as a result of the adoption of SFAS No. 142. In 2001, this charge reflects the change in the method of accounting for derivative financial instruments (SFAS No. 133) and in 1994, the changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109) are reflected.

1999	1998	1997	1996	1995	1994	1993	1992
$1,914,961	$1,687,516	$1,160,452	$1,079,963	$ 983,873	$ 802,513	$ 598,496	$ 594,533
1,272,090	1,057,089	713,182	625,473	560,867	472,533	352,773	362,967
455,903	419,182	317,315	328,377	293,868	263,300	200,912	196,992
68,594	59,536	10,393	11,296	12,793	13,811	9,549	10,083
24,617	4,595	–	2,666	–	24,749	(1,738)	–
32,900	53,900	44,900	43,900	45,000	15,500	14,000	8,100
–	–	–	–	–	15,003	–	–
39,116	71,197	72,032	69,732	68,294	(4,088)	20,094	12,872
$ 373,582	$ 447,992	$ 175,877	$ 217,651	$ 184,072	$ 130,777	$ 120,877	$ 108,104
434,462	436,472	210,111	204,934	200,680	158,179	115,230	118,248
539,800	525,927	300,386	267,107	260,342	243,098	192,305	200,502
2,000,480	2,091,520	851,243	799,491	781,609	697,532	448,263	472,167
717,852	840,932	40,445	56,059	78,700	90,178	87,891	95,271
861,291	967,667	174,464	131,151	149,730	147,295	110,628	127,954
745,131	735,460	459,608	438,949	391,885	322,836	255,141	251,511
$ 1.31	$ 2.61	$ 2.71	$ 2.62	$ 2.58	$ (0.17)	$ 0.93	$ 0.60
1.31	2.58	2.69	2.60	2.56	(0.17)	0.92	0.60
0.68	0.68	0.66	0.60	0.60	0.58	0.58	0.58
24.78	24.66	17.61	16.44	14.75	12.25	11.64	11.64
31.00	41.75	43.00	34.00	34.50	24.63	16.75	17.13
$ 94,993	$ 104,774	$ 73,779	$ 57,556	$ 43,371	$ 27,313	$ 23,099	$ 36,555
13,640	14,380	7,550	7,260	7,030	6,600	4,850	4,980
$ 137	$ 153	$ 159	$ 152	$ 146	$ 125	$ 122	$ 116
29,917	27,263	26,575	26,635	26,486	24,304	21,712	21,452
29,960	27,567	26,786	26,825	26,640	24,449	21,753	21,551
13.5%	45.4%	7.5%	9.8%	22.6%	34.1%	0.7%	(3.8)%
33.6	37.4	38.5	42.1	43.0	41.1	41.1	38.9
7.7	11.6	10.9	11.3	12.9	4.7	7.2	5.2
2.0	4.2	6.2	6.5	6.9	n.m.	3.4	2.2
5.3	12.2	15.8	17.0	19.3	n.m.	8.1	5.2
51.9	55.4	27.1	22.5	27.0	30.6	30.2	33.7
2.8x	3.2x	3.4x	3.0x	3.1x	3.1x	3.1x	3.0x

[4] Excluding unusual or nonrecurring items in 2002 and the charge for the SFAS No. 142 accounting principle change of $250.4 million, net of tax, net income was $61.6 million; diluted earnings per share were $1.95; return on sales was 3.9 percent; and return on average shareowners' equity was 11.1 percent. All periods prior to 2002 include goodwill amortization. Excluding unusual or nonrecurring items in 2001 and the charge for the accounting principle change of $0.6 million, net of tax, net income was $66.6 million; diluted earnings per share were $2.17; return on sales was 3.7 percent; and return on average shareowners' equity was 8.4 percent. Excluding unusual or nonrecurring items in 2000 and an extraordinary loss of $0.3 million, net of tax, net income was $64.7 million; diluted earnings per share were $2.13; return on sales was 3.5 percent; and return on average shareowners' equity was 8.6 percent. Excluding unusual or nonrecurring items in 1999, net income was $54.3 million; diluted earnings per share were $1.82; return on sales was 2.8 percent; and return on average shareowners' equity was 7.3 percent. Excluding unusual or nonrecurring items in 1998 and the effects of the Greenfield acquisition, net income was $88.7 million; diluted earnings per share were $3.23; return on sales was 5.3 percent; and return on average shareowners' equity was 15.2 percent. Excluding unusual or nonrecurring items in 1996, net income was $71.4 million; diluted earnings per share were $2.66; return on sales was 6.6 percent; and return on average shareowners' equity was 17.4 percent.

[5] During 2002 and 1998, we issued 3.5 million and 3.45 million shares of capital stock for net proceeds of $120.6 million and $171.4 million, respectively.

Corporate Officers

Markos I. Tambakeras
Chairman, President and
Chief Executive Officer

David B. Arnold
Vice President,
Chief Technical Officer

R. Daniel Bagley
Vice President,
Corporate Strategy and
Business Development

James R. Breisinger
Vice President,
Chief Operating Officer,
Advanced Materials Solutions Group

M. Rizwan Chand
Vice President,
Chief Human Resources Officer

Stanley B. Duzy, Jr.
Vice President,
Mergers & Acquisitions and
Chief Administrative Officer

F. Nicholas Grasberger III
Vice President,
Chief Financial Officer

David W. Greenfield
Vice President, Secretary
and General Counsel

Timothy A. Hibbard
Corporate Controller and
Chief Accounting Officer

Brian E. Kelly
Assistant Treasurer
and Director of Tax

Lawrence J. Lanza
Assistant Treasurer and
Director of Treasury Services

H. Patrick Mahanes, Jr.
Executive Vice President
Interim Chief Operating Officer,
Metalworking Solutions
and Services Group

James E. Morrison
Vice President, Treasurer

Wayne D. Moser
Vice President,
Integration Director

Ralph G. Niederst
Vice President,
Chief Information Officer

Kevin G. Nowe
Assistant Secretary,
Assistant General Counsel

Ajita G. Rajendra
Vice President and General Manager
Industrial Products Group

P. Mark Schiller
Vice President,
Director of Distribution Services

Michael P. Wessner
Vice President,
Chief Operating Officer,
J&L Industrial Supply

Board of Directors



(front center)

Markos I. Tambakeras
[illegible]

(pictured left to right)

Aloysius T. McLaughlin
[illegible]

Larry D. Yost
[illegible]

A. Peter Held
[illegible]

Ronald M. DeFeo
[illegible]

Richard C. Alberding
[illegible]

Peter B. Bartlett
[illegible]

William R. Newlin
[illegible]

Kathleen J. Hempel
[illegible]

Global Presence



Corporate Data

World and North American Headquarters
1600 Technology Way
P.O. Box 231
Latrobe, PA 15650-0231
724-539-5000 Tel
724-539-4710 Fax
www.kennametal.com

European Headquarters
Postfach 1751
90707 Fürth
Germany
(49) 911-9735-0 Tel
(49) 911-9735-388 Fax

Asia Pacific Headquarters
No. 11 Gul Link
Jurong
Singapore 629381
(65) 265-9222 Tel
(65) 861-0922 Fax

Transfer Agent, Registrar of Stock and Dividend Disbursing Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353 Tel
www.melloninvestor.com

Stock Listing
The New York Stock Exchange
Ticker Symbol: KMT
CUSIP No.: 48917010

Independent Accountants
PricewaterhouseCoopers LLP

Annual Report on Form 10-K
Form 10-K, as filed with the Securities and Exchange Commission, will be available by September 30, 2002. A copy may be obtained without charge by contacting the investor relations department at 724-539-6141.

Investor Relations and Media Information
Securities analysts, shareowners, news media and others seeking financial information should call Ms. Beth Riley, Director of Investor Relations at 724-539-6141. News media and others seeking general information should contact Mr. Steve Halvonik, Manager of Public Relations and Communications at 724-539-4618.

Dividend Reinvestment and Stock Purchase Plan
This plan provides shareowners with a convenient way to acquire additional shares of Kennametal capital stock without paying brokerage fees or service charges. Participants may reinvest their dividends, plus optional cash if desired, to acquire these additional shares. Mellon Bank N.A. administers the plan and acts as the agent for the participants. For more information, contact our corporate secretary at 724-539-5204.

Equal Opportunity Employer
Kennametal is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from all discriminatory practices.

Annual Meeting
The annual meeting of shareowners is scheduled for Tuesday, October 22, 2002, at our Corporate Technology Center in Latrobe, Pa. Notice of the meeting will be mailed on or about Friday, September 20, 2002 to shareowners of record on Tuesday, September 3, 2002. All shareowners are cordially invited to attend. Proxies will be solicited by the Board of Directors.

CF02-14(27)J02 Printed in U.S.A.

design Mizrahi Design Associates, Inc.
printing Hoechstetter Printing, a WALLACE Company



KENNAMETAL